CUSIP No. 05460X109
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Axion Power International, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

05460X109

(CUSIP Number)

Joseph P. Bartlett, Esq.
Greenberg Glusker Fields Claman & Machtinger LLP
1900 Avenue of the Stars, Suite 2100
Los Angeles, CA 90067
(310) 201-7481

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

January 14, 2008
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05460X109

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A) /X/
(B) / /
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
	Items 2(d) or 2(e)	/ /

(6)	Citizenship or Place of Organization
U.S.

	(7)	Sole Voting Power
		-0-
Number of Shares	(8)	Shared Voting Power
Beneficially Owned		9,047,619.5
by Each Reporting
Person With	(9)	Sole Dispositive Power
		-0-
	(10)	Shared Dispositive Power
		9,047,619.5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
9,047,619.5

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

(13)	Percent of Class Represented by Amount in Row (11)
35.8%(1)

(14)	Type of Reporting Person (See Instructions)
IN
________________
(1)           Based on 25,298,917.5 shares of Common Stock outstanding, calculated in accordance with Rule 13d.  See Item 5 for a more detailed description.

2

CUSIP No. 05460X109

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A) /X/
(B) / /
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
	Items 2(d) or 2(e)	/ /

(6)	Citizenship or Place of Organization
U.S.

	(7)	Sole Voting Power
		-0-
Number of Shares	(8)	Shared Voting Power
Beneficially Owned		9,047,619.5
by Each Reporting
Person With	(9)	Sole Dispositive Power
		-0-
	(10)	Shared Dispositive Power
		9,047,619.5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
9,047,619.5

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

(13)	Percent of Class Represented by Amount in Row (11)
35.8%(1)

(14)	Type of Reporting Person (See Instructions)
IN
________________
(1)           Based on 25,298,917.5 shares of Common Stock outstanding, calculated in accordance with Rule 13d.  See Item 5 for a more detailed description.

3

CUSIP No. 05460X109

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A) /X/
(B) / /
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
	Items 2(d) or 2(e)	/ /

(6)	Citizenship or Place of Organization
U.S.

	(7)	Sole Voting Power
		-0-
Number of Shares	(8)	Shared Voting Power
Beneficially Owned		9,047,619.5
by Each Reporting
Person With	(9)	Sole Dispositive Power
		-0-
	(10)	Shared Dispositive Power
		9,047,619.5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
9,047,619.5

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

(13)	Percent of Class Represented by Amount in Row (11)
35.8%(1)

(14)	Type of Reporting Person (See Instructions)
IN
________________
(1)           Based on 25,298,917.5 shares of Common Stock outstanding, calculated in accordance with Rule 13d.  See Item 5 for a more detailed description.

4

CUSIP No. 05460X109

Item 1.  Security and Issuer

Issuer:  Axion Power International, Inc.

Security:  Common Stock, par value $.0001 per share (“Common Stock”)

Item 2.  Identity and Background

(a) This Statement is being filed by The Quercus Trust (the “Trust”), David Gelbaum, an individual, as co-trustee of the Trust, and Monica Chavez Gelbaum, an individual, as co-trustee of the Trust (collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 1835 Newport Blvd. A109 - PMB 467, Costa Mesa, California 92627.

(c) David Gelbaum and Monica Chavez Gelbaum are investors; the Trust is a revocable trust formed for estate planning purposes.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. and Ms. Gelbaum is a citizen of the United States of America.  The Trust is a California statutory trust.

Item 3.  Source and Amount of Funds or Other Consideration

All shares of Common Stock were purchased using personal funds.

Item 4.  Purpose of Transaction

The shares of Common Stock were purchased by the Trust for investment purposes.  The Reporting Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons retain their rights to modify their plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

5

CUSIP No. 05460X109

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially own 9,047,619.5 shares of Common Stock (a sum of 3,809,524 shares of Common Stock plus currently exercisable warrants to purchase up to 5,238,095.5 shares of Common Stock), representing 36.8% of the shares of Common Stock (based on the number of shares of Common Stock issued and outstanding as reported on the Issuer’s 10-KSB filed on 4/07/2008 and after giving effect to the exercise of said warrants).  The reported securities are held of record by the Trust.

(b) The Reporting Persons have shared voting and dispositive power with respect to their beneficial ownership of 9,047,619.5 shares of Common Stock.  Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock owned by the Trust.

(c) Since January 14, 2008, the Trust has purchased shares of Common Stock as follows:

Date	Number of Shares	Price Per Share
1/14/2008	1,904,762	See (1) below
4/7/2008	1,904,762	See (1) below

(1)  The above reported 3,809,524 shares of Common Stock were acquired pursuant to a Securities Purchase Agreement dated 1/14/2008 (the “SPA”), attached hereto as Exhibit B and incorporated herein by reference.  Pursuant to the SPA, the Reporting Persons acquired rights to purchase a certain number of units (each unit consisting of one share of Common Stock and a warrant to purchase a set number of shares of Common Stock, such set number to be defined hereinafter) based on a purchase price of $2.10 per unit.  The SPA defined the terms of and conditions for three separate closings, the first two of which have already closed and the last to occur as follows:

At the first closing on 1/14/2008, the Reporting Persons acquired 1,904,762 units for a purchase price of $4,000,000.  Each first closing unit consisted of the above reported 1,904,762 shares of Common Stock and a warrant to purchase additional 1.5 shares of Common Stock (for a total of up to 2,857,143 shares), at an exercise price of $2,60 per share.  This warrant, attached hereto as Exhibit C and incorporated herein by reference, is presently exercisable and expires on 1/14/2013.

At the second closing on 4/7/2008, the Reporting Persons acquired 1,904,762 units for a purchase price of $4,000,000.  Each second closing unit consisted of the above reported 1,904,762 shares of Common Stock and a warrant to purchase additional 1.25 shares of Common Stock (for a total of up to 2,380,952.5 shares), at an exercise price of $2.60 per share.  The warrant issued upon the second closing, attached hereto as Exhibit D and incorporated herein by reference, is presently exercisable and expires on 4/6/2013.

The terms of and conditions for the third closing have yet to be satisfied, and the Issuer has made no assurance that it will be able to satisfy such terms and conditions.

(d) Not applicable.

(e) Not applicable.

6

CUSIP No. 05460X109

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a)           Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b)           Securities Purchase Agreement dated 1/14/2008

(c)           Common Stock Purchase Warrant dated 1/14/2008

(d)           Common Stock Purchase Warrant dated 4/8/2008.

Item 7.    Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Schedule 13D.

Exhibit B:  Securities Purchase Agreement dated 1/14/2008

Exhibit C:  Common Stock Purchase Warrant dated 1/14/2008

Exhibit D:  Common Stock Purchase Warrant dated 4/8/2008

7

CUSIP No. 05460X109
SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: April 30, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

8

Exhibit A

Agreement Regarding Joint Filing of Schedule 13D

The undersigned agree that the Schedule 13D with respect to the Common Stock of Axion Power International, Inc. is a joint filing being made on their behalf.

Dated: April 30, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

9

Exhibit B

AXION POWER INTERNATIONAL, INC.

Securities Purchase Agreement

This Securities Purchase Agreement (this“Agreement”) is dated as of January 14, 2008, by and between Axion Power International, Inc., a Delaware corporation (the“Company”), and The Quercus Trust (the“Investor”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(2) of the Securities Act (as defined below) and Rule 506 promulgated thereunder, the Company desires to issue and sell to the Investor, and the Investor desires to purchase from the Company certain securities of the Company, as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Investor agree as follows:

ARTICLE 1

Definitions

Section 1.1. Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings indicated in this Section 1.1:

“Action” means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or threatened in writing against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency, regulatory authority (federal, state, county, local or foreign), stock market, stock exchange or trading facility.

“Adjusted Purchase Price” has the meaning set forth in Section 2.2.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144.

“Board” means the Board of Directors of the Company.

“Business Day” means any day except Saturday, Sunday and any day which is a federal legal holiday or a day on which banking institutions in the City of New York are authorized or required by law or other governmental action to close.

“Buy-In” has the meaning set forth in Section 5.1(c).

“Charter Amendment” means a proposed amendment to the Company’s Certificate of Incorporation that its board of directors intends to submit for consideration by stockholders at the Company’s 2008 Annual Meeting and will, if approved in accordance with the DGCL, increase the number of authorized shares of Common Stock from the current limit of 50 million shares to a proposed limit of not less than 75 million shares.

“Claim” has the meaning set forth in Section 4.6(c).

“Closing” means each closing of the purchase and sale of Units consisting of Shares and Warrants pursuant to Article 2.

“Closing Date” means the First Closing Date, the date on which the Second Closing, if any, occurs pursuant to Section 2.2 hereof, and the date on which the Third Closing, if any, occurs pursuant to Section 2.3 hereof.

“Commission” means the Securities and Exchange Commission.

“Common Stock” means the common stock of the Company, par value $0.001 per share, and any securities into which such common stock may hereafter be reclassified.

“Common Stock Equivalents” means any securities of the Company or any Subsidiary which entitle the holder thereof to acquire Common Stock at any time, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument or right that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock or other securities that entitle the holder to receive, directly or indirectly, Common Stock.

“Company Counsel” means Fefer Petersen & Cie with respect to the First Closing and Andrews Kurth, LLP with respect to the Second and Third Closings.

“Company Deliverables” has the meaning set forth in Section 2.2(a).

“Company Stock Options” has the meaning set forth in Section 3.1(g).

“Compliance Date” means the date the Chief Financial Officer of the Company certifies in writing to the Investor that, to the knowledge of such officer after reasonable investigation, the Company is current in its reporting obligations under the Securities Exchange Act of 1934, that each report filed complied in form with the applicable requirements of the Commission with respect to such filing on the date of filing, and that the Company’s filings, taken together, do not contain any untrue or misleading statements of fact, or fail to contain any statements necessary to make the statements made therein not misleading.

“Contingent Obligations” has the meaning set forth in Section 3.1(r).

“Convertible Securities” has the meaning set forth in Section 3.1(g).

“Cut Back Shares” has the meaning assigned thereto in Section 4.1(a).

“Delaware Courts” has the meaning set forth in Section 7.9.

“Effective Date” means the date that any Registration Statement filed pursuant to Article 4 is first declared effective by the Commission.

“Effectiveness Period” has the meaning set forth in Section 4.1(b).

“Environmental Law” has the meaning set forth in Section 3.1(aa).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be deemed to be a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Internal Revenue Code of 1986, as amended.

“Evaluation Date” has the meaning set forth in Section 3.1(r).

“Event” has the meaning set forth in Section 4.1(d).

“Event Date” has the meaning set forth in Section 4.1(d).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exempt Issuance” means the issuance by the Company (a) to employees, officers, directors of, and consultants to, the Company of shares of Common Stock or options for the purchase of shares of Common Stock pursuant to stock option or long-term incentive plans approved by the Board, (b) of shares of Common Stock upon the exercise of Warrants issued hereunder, (c) of shares of Common Stock upon exercise of Prior Warrants or conversion of Prior Convertible Securities, (d) of securities issued pursuant to acquisitions, licensing agreements, or other strategic transactions, (e) of securities issued in connection with equipment leases, real property leases, loans, credit lines, guaranties or similar transactions approved by the Board, (f) of securities issued in connection with join ventures or similar strategic relationships approved by the Board, (g) of securities in a merger, or (h) of securities in a public offering registered under the Securities Act; provided that in the case of securities issued pursuant clauses (e), (f) and (g), the purpose of such issuance may not be primarily to obtain cash financing.

“Filing Date” means the date that is 30 days after the Second Closing Date.

“Financing Notice” has the meaning set forth in Section 5.5(b).

“First Closing Date” means the fifth Business Day immediately following the date on which all of the conditions set forth in Sections 6.1 and 6.2 hereof are satisfied, or such other date as the parties may agree.

“First Closing Unit” means a Unit consisting of one Share and a Warrant to purchase one and one-half shares of Common Stock, issued in combination.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States of America.

“Governmental Authority” has the meaning set forth in Section 3.1(e).

“Hazardous Substance” has the meaning set forth in Section 3.1(aa).

“Indebtedness” has the meaning set forth in Section 3.1(r).

“Indemnified Party” has the meaning set forth in Section 4.6(c).

“Indemnified Person” has the meaning set forth in Section 4.6(a).

“Indemnifying Party” has the meaning set forth in Section 4.6(c).

“Initial Purchase Price” has the meaning set forth in Section 2.1.

“Intellectual Property Rights” has the meaning set forth in Section 3.1(o).

“Investor Deliverables” has the meaning set forth in Section 2.2(b).

“Lien” means any lien, charge, encumbrance, security interest, right of first refusal or other restrictions of any kind.

“Liquidated Damages Base” has the meaning set forth in Section 4.1(d).

“Losses” has the meaning set forth in Section 5.7.

“Material Adverse Effect” means any of (i) a material and adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material and adverse effect on the results of operations, assets, prospects, business or financial condition of the Company and the Subsidiaries, taken as a whole, or (iii) a material impairment of the Company’s ability to perform on a timely basis its obligations under any Transaction Document.

“NASD Rules” has the meaning set forth in Section 4.3(o).

“OFAC” has the meaning set forth in Section 3.1(ee).

“Outside Date” means June 30, 2009.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Placement Agent” has the meaning set forth in Section 3.1(s).

“Plan of Distribution” has the meaning set forth in Section 4.2(o).

“Post-Effective Amendment” means a post-effective amendment to the Registration Statement.

“Post-Effective Amendment Filing Deadline” means the seventh Business Day after the Registration Statement ceases to be effective pursuant to applicable securities laws due to the passage of time or the occurrence of an event requiring the Company to file a Post-Effective Amendment; provided, however, that in the event that a Post-Effective Amendment must be filed to include information contained in an annual report on Form 10-K or Form 10-KSB that is not otherwise incorporated by reference into the Registration Statement, then the Company shall have thirty (30) days after the date such annual report is filed to file such Post-Effective.

“Pre-Notice” has the meaning set forth in Section 5.5(b).

“Prior Warrants” has the meaning set forth in Section 3.1(g).

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Production Contract” means a fully-executed contract between the Company and an unaffiliated third party battery manufacturer or wholesale battery distributor (a) pursuant to which the Company agrees to produce, and the third party agrees to purchase (which agreements shall not be conditional (including, without limitation as to amounts) except to the extent of customary conditions such as to quality and delivery dates), and (b) which provides for the production of a minimum of 60,000 lead-acid batteries to be produced quarterly on a profitable basis, substantially as set forth in the business plan previously provided by the Company to the Investor.

“Prospectus” has the meaning set forth in Section 4.3.

“Proposed Financing” has the meaning set forth in Section 5.5(a).

“Proposed Financing Notice” has the meaning set forth in Section 5.5(b).

“Purchase Price” means either the Initial Purchase price or the Adjusted Purchase Price, as the context indicates.

“Registrable Securities” means the Shares held by and the Warrant Shares issuable to the Investor on such date or dates as the Company may be required to file a registration statement pursuant to Article 4 hereof; provided, however, that the Investor shall not be required to exercise the Warrants in order to have the Warrant Shares included in any Registration Statement. The term shall not include the Shares and Warrant Shares included in the Third Closing Units unless and until the Investor has purchased those units.

“Registration Period” means the period commencing on the date hereof and ending on the date on which all of the Investor’s remaining Registrable Securities may be sold to the public during a three month period without registration under the Securities Act in reliance on Rule 144.

“Registration Statement” means a registration statement filed on the appropriate Form with, and declared effective by, the Commission under the Securities Act and covering the resale by the Investor of the Registrable Securities.

“Requested Information” has the meaning set forth in Section 4.3(a).

“Required Effectiveness Date” means the earlier of (i) the date that is 150 days after the First Closing Date, or, in the case of the registration of Cut Back Shares, 120 days after the Restriction Termination Date or (ii) five Business Days after receipt by the Company from the Commission of notice of “no review” of the Registration Statement.

“Restriction Termination Date” has the meaning assigned thereto in Section 4.1(a).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 415 Response Effort” has the meaning assigned thereto in Section 4.1(a).

“Second Closing Date” means the fifth Business Day immediately following the later of (i) the Compliance Date or (ii) if all other conditions set forth in Section 6.1 and 6.2 are not satisfied on the Compliance date, the date following the Compliance Date on which all other conditions set forth in Sections 6.1 and 6.2 hereof are satisfied, or such other date as the parties may agree.

“Second Closing Unit” means a Unit consisting of one Share and a Warrant to purchase one and one-quarter shares of Common Stock, issued in combination.

“SEC Objection” has the meaning assigned thereto in Section 4.1(a).

“SEC Restrictions” has the meaning assigned thereto in Section 4.1(a).

“SEC Reports” has the meaning set forth in Section 3.1(h).

“Securities” means the Shares, the Warrant, and the Warrant Shares.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Preferred Stock” means the shares of the preferred stock of the Company, par value $0.0001 per share, that have been designated as “8% Convertible Senior Preferred Stock” by a Certificate of Designations, Preferences and Rights dated March 17, 2005.

“Series A Preferred Stock” means the shares of the preferred stock of the Company, par value $0.0001 per share, that have been designated as “Series A Convertible Preferred Stock” by an Amended and Restated Certificate of Designations, Preferences and Rights dated October 26, 2006.

“Shares” means the shares of Common Stock issuable to the Investor at the Closings.

“Subsidiary” means any “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X promulgated by the Commission under the Exchange Act.

“Third Closing Date” means the fifth Business Day immediately following the later of (i) the date of delivery to the Investor of a copy of the Production Contract, or (ii) if all other conditions set forth in Section 6.1 and 6.2 are not satisfied on such date, the date following the date of delivery of the Production Contract on which all other conditions set forth in Sections 6.1 and 6.2 hereof are satisfied, such other date as the parties may agree.

“Third Closing Unit” means a Unit consisting of one Share and a Warrant to purchase one share of Common Stock, issued in combination.

“Trading Day” means (i) a day on which the Common Stock is traded on a Trading Market, or (ii) if the Common Stock is not listed on a Trading Market, a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not then listed or quoted on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the American Stock Exchange, the Nasdaq Capital or Global Markets, or the Over-the-Counter Market on which the Common Stock is listed or traded on the date in question.

“Transfer Agent” has the meaning set forth in Section 5.1(c).

“Transaction Documents” means this Agreement, the Warrant and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Unit” means a First Closing Unit, a Second Closing Unit or a Third Closing Unit, as the context indicates.

“Warrant” means any of the Common Stock Purchase Warrants, in the form of Exhibit A, which are issuable to the Investor at the Closings.

“Warrant Shares” means the shares of Common Stock issuable upon exercise of the Warrants.

ARTICLE 2

Purchase and Sale

Section 2.1. Issuance of Securities at the First Closing. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with applicable law, the Company agrees to sell to the Investor, and the Investor agrees to purchase from the Company, on the First Closing Date, for the purchase price of $4.0 million, a number of Units equal to the number obtained by dividing $4.0 million by $2.10 per unit (the “Purchase Price”), each Unit to consist of (i) one Share and (ii) a Warrant to purchase 1.5 shares of Common Stock.

Section 2.2. Issuance of Securities at the Second Closing. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with applicable law, the Company agrees to sell to the Investor, and the Investor agrees to purchase from the Company, on the Second Closing Date, for the purchase price $4.0 million, a number of Units equal to the number obtained by dividing $4.0 million by the Purchase Price, each Unit to consist of (i) one Share and (ii) a Warrant to purchase 1.25 shares of Common Stock.

Section 2.3. Issuance of Securities at the Third Closing. Upon the terms and subject to the conditions and limitations set forth in this Agreement, the Company’s Certificate of Incorporation and Delaware law, the Company agrees to sell to the Investor, and the Investor agrees to purchase from the Company, on the Third Closing Date, for the purchase price $10.0 million, a number of Units equal to the number obtained by dividing $10.0 million by the Purchase Price, each Unit to consist of (i) one Share and (ii) a Warrant to purchase 1.0 shares of Common Stock.

Section 2.4. Payment of Purchase Price; Delivery of Securities. As consideration for the issuance of the Securities being purchased at each Closing, the Investor shall on the respective Closing Date pay to the Company, by wire transfer or other form of immediately available funds, an amount equal to applicable Purchase Price for the Securities being purchased at such Closing, and the Company shall, against payment by the Investor of the applicable Purchase Price, (i) issue to the Investor the Warrants included in the Units being purchased at such Closing and (ii) execute and deliver to the transfer agent for the Common Stock irrevocable instructions to issue to the Investor the number of Shares included in the Units being purchased at such Closing.

Section 2.5. Additional Closing Deliveries. At each Closing, the Company shall deliver or cause to be delivered to the Investor the following (the“Company Deliverables”):

(i)	The legal opinion of Company Counsel, in substantially the form of Exhibit B hereto, addressed to the Investor;

(ii)
The Certificate of Incorporation of the Company, together with all amendments thereto, certified by the Secretary of State of the State of Delaware as of a date not more than five Business Days prior to the Closing Date;

(iii)	Copies of each of the following documents, in each case certified by the Secretary of the Company to be in full force and effect on the Closing Date:

(A)	resolutions of the board of directors of the Company approving the execution, delivery and performance of the Transaction Documents and the transactions contemplated thereby;

(B)	the By-laws of the Company; and

(C)	irrevocable instructions to the Company’s transfer agent as to the reservation and issuance of the Warrant Shares; and

(iv)	A good standing certificate of the Company issued by the Secretary of State of the State of Delaware dated as of a date no earlier than five Business Days prior to the Closing Date.

(v)	A certificate, signed by the President of the Company, certifying that all of the conditions set forth in Section 6.1 and Section 6.2 are satisfied upon the applicable Closing Date.

(vi)
In the case of the Second Closing only, a Certificate of the Chief Financial Officer of the Company, certifying that the Chief Financial Officer is not aware of any condition or circumstance that would reasonably be expected to cause the Company not to be able to timely file its 2007 Annual Report on Form 10-K with the Commission, taking into account any extension to which the Company is entitled pursuant to Rule 12b-24 of the Commission.

ARTICLE 3

Representations and Warranties

Section 3.1. Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to the Investor:

(a)
Subsidiaries. The Company has no direct or indirect Subsidiaries other than as specified in the SEC Reports. Except as disclosed in the SEC Reports, the Company owns, directly or indirectly, all of the capital stock of each Subsidiary free and clear of any and all Liens other than Liens disclosed in the SEC Reports, and all the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

(b)
Organization and Qualification. Each of the Company and each Subsidiary is duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and each Subsidiary is duly qualified to conduct its respective business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, and no proceedings have been instituted in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, such power and authority or qualification.

(c)
Authorization; Enforcement. Subject to the qualifications set forth in this Section 3.1(c), the Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations thereunder. The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company in connection therewith. Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application. The Company has advised the Investor that it has issued approximately 16.8 million shares of Common Stock, together convertible preferred stock, warrants, options and convertible debt securities (“Derivative Securities”) that are, in the aggregate, presently convertible or exercisable to acquire approximately 20.9 million additional shares of common stock. In the aggregate, the Company may required to issue approximately 20 million additional shares of common stock under this Agreement (including the Warrant Shares included in the Units and additional shares issuable to Merriman Curhan Ford & Co. upon exercise of certain warrants that will be issued to them as compensation for services. In the aggregate, the number of shares that the Company has issued, is presently obligated to issue and will become obligated to issue under the provisions of this Agreement exceeds the 50 million of shares of Common Stock currently authorized under the Company’s Certificate of Incorporation;. The Company has obtained the agreement of certain of holders of Derivative Securities that are presently convertible or exercisable to acquire approximately 9.1 million to execute and deliver, on or prior to the Closing, an agreement (the “Forbearance Agreement”) in the form of Exhibit D hereto that requires such holders to forbear from exercising or converting the Derivative Securities designated in such agreements (the “Designated Securities”) without the consent of the Company, and in certain cases, the Investor. The Company agrees that it will not allow the conversion or exercise of any of the Designated Securities that are subject to Forbearance Agreements unless after giving effect to such exercise or conversion there remain sufficient authorized and unissued shares of Common Stock to allow (a) the conversion and/or exercise of all Derivative Securities other than the Designated Securities, and (b) all other issuances of Common Stock which the Company is legally committed to issue. In the event that the Investors rights to exercise warrants are ever limited by the provisions of the Company’s Certificate of Incorporation, for any reason, then the expiration date of any warrants that the Investor is unable to purchase shall be automatically extended from time to time until one year after the date that a Charter Amendment increasing the Company’s authorized capital has been proposed to is stockholders and approved in accordance with the requirements of Delaware law.

(d)
No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, or result in the imposition of any Lien upon any of the material properties or assets of the Company or of any Subsidiary pursuant to, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(e)
Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority (a “Governmental Authority”) or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents and the consummation of the transactions contemplated thereby, other than (i) the filing of a Notice of Sale of Securities on Form D with the Commission under Regulation D of the Securities Act (ii) the filing of one or more current reports on Form 8-K; (iii) filings required under applicable state securities laws, and (iv) the filing with the Commission of one or more Registration Statements in accordance with the requirements of Article 4 of this Agreement.

(f)
Issuance of the Securities. Subject to the qualifications set forth in Section 3.1(c), the Securities have been duly authorized. Each Share, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens. Each Warrant, when issued and paid for in accordance with this Agreement, will be duly and validly issued. The Company has reserved and set aside from its duly authorized capital stock a sufficient number of shares of Common Stock to satisfy in full the Company’s obligations to issue the Warrant Shares upon exercise of the Warrants. The Warrants Shares, when issued and paid for upon exercise of the Warrants in accordance with their terms, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens

(g)
Capitalization. The authorized capital stock of the Company presently consists of 50,000,000 shares of Common Stock and 12,500,000 shares of Preferred Stock, par value $0.0001 per share. At its 2008 Annual Meeting of Stockholders, the Company intends to submit the Charter Amendment to its stockholders for their approval. As of the close of business on the Business Day immediately prior to the date hereof, (i) 16,834,998 shares of Common Stock were issued and outstanding, all of which are validly issued, fully-paid and non-assessable, (ii) no shares of Common Stock were held by the Company in Treasury, (iii) 1,019,832 shares of Common Stock were reserved for issuance upon conversion of 137,500 shares of Senior Preferred Stock; (iv) 8,015,344 shares of Common Stock were reserved for issuance upon conversion of 822,997 shares of Series A Preferred Stock; (v) 4,531,320 shares of Common Stock were reserved for issuance upon exercise of options authorized under the Company’s Incentive Stock Plan and Directors Stock Option Plan, or previously granted to employees, directors, and consultants by contracts that provided for the issuance of non-plan options (the “Company Stock Options”); (vi) 3,777,541 shares of Common Stock were reserved for issuance upon exercise of outstanding warrants to purchase Common Stock (the “Prior Warrants”); (vii) 3,142,857 shares of Common Stock were reserved for issuance upon conversion of other convertible notes, debentures and securities, including warrants issuable in connection with such conversions (“Prior Convertible Securities”). No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents.  Except pursuant to (i) the Company Stock Options, (ii) the Prior Warrants or (iii) the Prior Convertible Securities, or as a result of the purchase and sale of the Securities as contemplated by this Agreement, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents.  The issue and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Investor and Merriman Curhan Ford & Co.) and will not result in a right of any holder of Company securities to adjust the exercise or conversion price under such securities. No further approval or authorization of any stockholder, the Board of Directors of the Company or any other Person is required for the issuance and sale of the Securities.  There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

(h)
SEC Reports; Financial Statements. The Company has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for all annual and quarterly periods through and including the quarterly periods ended September 30, 2006 (the foregoing materials, being collectively referred to herein as the“SEC Reports”). As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. The Company has provided the Investor with draft financial statements for the year ended December 31, 2006 and the nine months ended September 30, 2007, and expects that these draft financial statements will be filed, in substantially the form provided to the Investor, subject to revisions requested or required by the Company’s independent auditors prior to filing (the “Draft Financial Statements”) Except as disclosed to the investor in writing, (i) the financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect on the date hereof, (ii) such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and (iii) fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject to normal, immaterial, year-end audit adjustments.

(i)
Financial Statements and Material Changes. Except as set forth in the SEC Reports, the Draft Financial Statements and as disclosed to the investor in writing, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities or obligations (contingent or otherwise) other than (A) trade payables, accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice since the date of the latest Draft Financial Statement, and (B) liabilities incurred in the ordinary course of business not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting or the identity of its auditors, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. The Company does not have pending before the Commission any request for confidential treatment of information.

(j)
Litigation and Investigations. There is no Action which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) except as disclosed in the SEC Reports, could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor any director or officer thereof (in his capacity as such), is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty, except as specifically disclosed in the SEC Reports. There has not been, and to the knowledge of the Company, there is not pending any investigation by the Commission involving the Company or any current or former director or officer of the Company (in his or her capacity as such). The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act. There are no outstanding comments by the Staff of the Commission on any filing by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(k)	Labor Relations. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company.

(l)
Compliance. Neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(m)
Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such permits.

(n)
Title to Assets. The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them that is material to their respective businesses and good and marketable title in all personal property owned by them that is material to their respective businesses, in each case free and clear of all Liens, except for Liens that have been disclosed to the investor in writing or which do not otherwise materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries. All real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and the Subsidiaries are in material compliance, except as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(o)
Patents and Trademarks. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights that are necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (collectively, the“Intellectual Property Rights”). No claims or Actions have been made or filed by any Person against the Company to the effect that Intellectual Property Rights used by the Company or any Subsidiary violate or infringe upon the rights of such claimant. To the knowledge of the Company, after commercially reasonable investigation, all of the Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights.

(p)
Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. The Company has no reason to believe that it will not be able to renew its and the Subsidiaries’ existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business on terms consistent with the market for the Company’s and such Subsidiaries’ respective lines of business.

(q)
Transactions With Affiliates and Employees. Except as set forth in the SEC Reports or as disclosed to the investor in writing, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

(r)
Sarbanes-Oxley; Internal Accounting Controls.  Except to the extent it has not filed its quarterly and annual reports for periods ending after September 30, 2006, the Company is in material compliance with all mandatory provisions of the Sarbanes-Oxley Act of 2002 (including the rules and regulations of the Commission adopted thereunder) that are applicable to it as of the Closing Date.  The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures as of the filing date of the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”).  The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Except as has been disclosed to the Investor, there have, since the Evaluation Date, been no significant adverse changes in the Company’s internal controls (as such term is defined in Item 307(b) of Regulation S-K under the Exchange Act) or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal controls. The Company maintains a standard system of accounting established and administered in accordance with GAAP.

(s)
Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement except to Merriman Curhan Ford & Co. (the “Placement Agent”). The Investor shall have no obligation with respect to any fees or with respect to any claims (other than such fees or commissions owed by the Investor pursuant to written agreements executed by the Investor which fees or commissions shall be the sole responsibility of the Investor) made by or on behalf of the Placement Agent or any other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by this Agreement.

(t)
Certain Registration Matters. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 3.2(b)-(e), no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Investor under the Transaction Documents.

(u)
Investment Company. The Company is not, and is not an Affiliate of, and immediately following the Closing will not have become, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(v)
No Additional Agreements. The Company does not have any agreement or understanding with the Investor with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

(w)
Full Disclosure. All written disclosures provided to the Investor regarding the Company, its business and the transactions contemplated hereby, furnished by or on behalf of the Company (including the Company’s representations and warranties set forth in this Agreement) are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(x)
Environmental Matters. To the Company’s knowledge, after commercially reasonable investigation: (i) the Company and its Subsidiaries have complied with all applicable Environmental Laws; (ii) the properties currently owned or operated by Company (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances; (iii) the properties formerly owned or operated by Company or its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by Company and its Subsidiaries; (iv) Company and its Subsidiaries are not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) Company and its Subsidiaries have not been associated with any release or threat of release of any Hazardous Substance; (vi) Company and its Subsidiaries have not received any notice, demand, letter, claim or request for information alleging that Company and its Subsidiaries may be in violation of or liable under any Environmental Law; and (vii) Company and its Subsidiaries are not subject to any orders, decrees, injunctions or other arrangements with any Governmental Authority or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

As used in this Agreement, the term “Environmental Law” means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health and safety, or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

As used in this Agreement, the term “Hazardous Substance” means any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance which is the subject of regulatory action by any Governmental Authority pursuant to any Environmental Law.

(y)
Taxes.  The Company and its Subsidiaries have filed all necessary state franchise tax returns when due (or obtained appropriate extensions for filing) and have paid or accrued all taxes shown as due thereon. While the Company and its Subsidiaries have not filed all necessary federal, state and foreign income tax returns, the Company has had no taxable income during any of the five preceding years, has retained its independent accountants to prepare the required returns promptly after the completion of work on the Company's delinquent Exchange Act reports, and has no knowledge of a tax deficiency that has been or might be asserted or threatened against it or any Subsidiary which would have a Material Adverse Effect.

(z)
Private Offering. Assuming the correctness of the representations and warranties of the Investors set forth in this Agreement, the offer and sale of the Warrants hereunder are, and upon exercise of the Warrants, the issuance of the Warrant Shares will be exempt from registration under the Securities Act. The Company has offered the Warrants for sale only to the Investor.

(aa)	ERISA. Neither the Company nor any ERISA Affiliate maintains, contributes to or has any liability or contingent liability with respect to any employee benefit plan subject to ERISA.

(bb)	Foreign Assets Control Regulations and Anti-Money Laundering.

(i)        OFAC. Neither the issuance of the Convertible Note and Warrant to the Investor, nor the use of the respective proceeds thereof, shall cause the Investor to violate the U.S. Bank Secrecy Act, as amended, and any applicable regulations thereunder or any of the sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) of the United States Department of Treasury, any regulations promulgated thereunder by OFAC or under any affiliated or successor governmental or quasi-governmental office, bureau or agency and any enabling legislation or executive order relating thereto. Without limiting the foregoing, neither the Company nor any Subsidiary (i) is a person whose property or interests in property are blocked or subject to blocking pursuant to Section 1 of Executive Order 13224 of September 23, 200l Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)), (ii) engages in any dealings or transactions prohibited by Section 2 of such executive order, or is otherwise associated with any such person in any manner violative of Section 2, or (iii) is a person on the list of Specially Designated Nationals and Blocked Persons or subject to the limitations or prohibitions under any other OFAC regulation or executive order.

(ii)        Patriot Act. The Company and each of its Subsidiaries are in compliance, in all material respects, with the USA PATRIOT Act. No part of the proceeds of the sale of the Shares and the Warrants hereunder will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

Section 3.2. Representations and Warranties of the Investor. The Investor hereby represents and warrants to the Company as follows:

(a)
Authority. This Agreement has been duly executed by the Investor, and when delivered by the Investor in accordance with terms hereof, will constitute the valid and legally binding obligation of the Investor, enforceable against him in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

(b)
Investment Intent. The Investor is acquiring the Securities as principal for its own account for investment purposes only and not with a view to or for distributing or reselling such Securities or any part thereof, without prejudice, however, to the Investor’s right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws. The Investor does not have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities.

(c)
Investor Status. The Investor is an “accredited investor” as defined in Rule 501(a) under the Securities Act and a “qualified institutional buyer” as defined in Rule 144A under the Securities Act. The Investor is not a registered broker-dealer under Section 15 of the Exchange Act.

(d)
Access to Information. The Investor acknowledges that he has reviewed the SEC Reports and has been afforded (i) the opportunity to ask such questions as he has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and the Subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable him to evaluate his investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(e)
General Solicitation. The Investor is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(f)
Disclosure. The Investor acknowledges and agrees that the Company neither makes nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.1.

ARTICLE 4

Registration Rights
Section 4.1. Shelf Registration.

(a) As promptly as possible, and in any event on or prior to the Filing Date, the Company shall prepare and file with the Commission a “shelf” Registration Statement covering the resale of all Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. The Registration Statement shall be on Form S-3, unless Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, in which case the Company shall (i) register the resale of the Registrable Securities on another appropriate form in accordance herewith and (ii) attempt to register the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration Statements then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the Commission. If at any time the staff of the Commission takes the position that the offering of some or all of the Registrable Securities in a Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act or requires any Investor to be named as an “underwriter” (an “SEC Objection”), the Company shall promptly notify the Investor of such SEC Objection and if the Investor shall request, the Company shall use its commercially reasonable efforts to persuade the staff of the Commission that the offering contemplated by the Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that the Investor is not an “underwriter” (a “Rule 415 Response Effort”). The Investor shall have the right to participate or have its counsel participate in any meetings or discussions with the staff of the Commission regarding such position and to comment or have its counsel comment on any written submission made to the staff of the Commission with respect thereto, and to have such comments relayed to the staff of the Commission with the consent of the Company, not to be unreasonably withheld. No such written submission shall be made to the staff of the Commission to which the Investor’s counsel reasonably objects. In the event that, despite the Company’s commercially reasonable efforts and compliance with the terms of this Section 4.1(a), the staff of the Commission has not altered its position and the Investor provides notice to the Company to cease any further Rule 415 Response Efforts (the “Investor Rule 415 Determination”), the Company shall (i) remove from the Registration Statement such portion of the Registrable Securities (the “Cut Back Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the staff of the Commission may require to assure the Company’s compliance with the requirements of Rule 415; provided, however, that the Company shall not agree to name any Investor as an “underwriter” in such Registration Statement without the prior written consent of such Investor (collectively, the “SEC Restrictions”). Notwithstanding any other provision of this Agreement to the contrary, no liquidated damages shall accrue pursuant to Section 4.1(d) (i) during the period beginning on the date of an SEC Objection and ending on the date that either the Company receives written notification from the Commission that the Company’s Rule 415 Response Effort has been successful or the Investor provides the Company with an Investor Rule 415 Determination or (ii) on or as to any Cut Back Shares until such time as the Company is able, using commercially reasonable efforts, to effect the filing of an additional Registration Statement with respect to the Cut Back Shares in accordance with any SEC Restrictions (such date, the “Restriction Termination Date”). From and after the Restriction Termination Date, all of the provisions of this Article 4 (including the liquidated damages provisions) shall again be applicable to the Cut Back Shares; provided, however, that for such purposes, references to the Filing Date shall be deemed to be the date that is 30 days after the Restriction Termination Date.

(b) The Company shall use its best efforts to cause each Registration Statement filed hereunder to be declared effective by the Commission as promptly as possible after the filing thereof, but in any event prior to the Required Effectiveness Date, and shall use its best efforts to keep the Registration Statement continuously effective under the Securities Act until the earlier of (i) the fifth anniversary of the Effective Date, (ii) the date when all Registrable Securities covered by such Registration Statement have been sold publicly, or (iii) the date on which the Registrable Securities are eligible for sale without volume limitation pursuant to subparagraph (k) of Rule 144 (the “Effectiveness Period”). The Company shall notify the Investor in writing promptly (and in any event within one Business Day) after receiving notification from the Commission that the Registration Statement has been declared effective.

(c) As promptly as possible, and in any event no later than the Post-Effective Amendment Filing Deadline, the Company shall prepare and file with the Commission a Post-Effective Amendment. The Company shall use its best efforts to cause the Post-Effective Amendment to be declared effective by the Commission as promptly as possible after the filing thereof. The Company shall notify the investor in writing promptly (and in any event within one Business Day) after receiving notification from the Commission that the Post-Effective Amendment has been declared effective.

(d) If: (i) any Registration Statement is not filed on or prior to the Filing Date (or the Restriction Termination Date, as applicable) or a Post-Effective Amendment is not filed on or prior to the Post-Effective Amendment Filing Deadline, or (ii) the Company fails to file with the Commission a request for acceleration of effectiveness in accordance with Rule 461 promulgated under the Securities Act, within five Business Days after the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that a Registration Statement will not be “reviewed,” or will not be subject to further review, or (iii) the Company fails to respond to any comments made by the Commission within 15 Business Days after the receipt of such comments, or (iv) a Registration Statement filed hereunder is not declared effective by the Commission by the Required Effectiveness Date (which date shall be extended by 30 days in the case of a comment regarding Rule 415), or a Post-Effective Amendment is not declared effective on or prior to the fifteenth Business Day following the Post-Effective Amendment Filing Deadline, or (v) after a Registration Statement is filed with and declared effective by the Commission, such Registration Statement ceases to be effective as to all Registrable Securities to which it is required to relate at any time prior to the expiration of the Effectiveness Period for a period of more than 60 days in any twelve month period without being succeeded by an amendment to such Registration Statement or by a subsequent Registration Statement filed with and declared effective by the Commission, or (vi) an amendment to a Registration Statement is not filed by the Company with the Commission within 15 Business Days after the Commission’s having notified the Company that such amendment is required in order for such Registration Statement to be declared effective (any such failure or breach being referred to as an “Event” and the date on which such Event occurs being referred to as “Event Date”), then: (x) on each such Event Date the Company shall pay to the Investor an amount in cash, as liquidated damages and not as a penalty, equal to 1% of the aggregate Purchase Price paid by the Investor pursuant to this Agreement for Registrable Securities that are not covered under an effective Registration Statement (the “Liquidated Damages Base”); and (y) on the same day of each successive month following such Event Date (so long as the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to the Investor an amount in cash, as liquidated damages and not as a penalty, equal to 1% of the Liquidated Damages Base. Such payments shall be the Investor’s sole and exclusive remedy for such Events. If the Company fails to pay any liquidated damages pursuant to this Section in full within seven Business Days after the date payable, the Company will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Investor, accruing daily from the date such liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.

(e) The Company shall not, prior to the Effective Date of the Registration Statement, prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities.

(f) If the Company issues to the Investor any Common Stock pursuant to the Transaction Documents that is not included in the initial Registration Statement, then the Company shall file an additional Registration Statement covering such number of shares of Common Stock on or prior to the Filing Date and shall use it best efforts, but in no event later than the Required Effectiveness Date, to cause such additional Registration Statement to be declared effective by the Commission.

Section 4.2. Registration Process. In connection with the registration of the Registrable Securities pursuant to Section 4.1, the Company shall:

(a) Prepare and file with the Commission the Registration Statement and such amendments (including post-effective amendments) to the Registration Statement and supplements to the prospectus included therein (a “Prospectus”) as the Company may deem necessary or appropriate and take all lawful action such that the Registration Statement and any amendment thereto does not, when it becomes effective, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading and that the Prospectus forming part of the Registration Statement, and any amendment or supplement thereto, does not at any time during the Registration Period include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading~~.~~;

(b) Comply with the provisions of the Securities Act with respect to the Registrable Securities covered by the Registration Statement until the earlier of (i) such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the Investor as set forth in the Prospectus forming part of the Registration Statement or (ii) the date on which the Registration Statement is withdrawn;

(c) Prior to the filing with the Commission of the Registration Statement (including any amendments thereto) and the distribution or delivery of any Prospectus (including any supplements thereto), provide draft copies thereof to the Investor and reflect in such documents all such comments as the Investor (and its counsel) reasonably may propose and furnish to the Investor and its legal counsel identified to the Company (i) promptly after the same is prepared and publicly distributed, filed with the Commission, or received by the Company, one copy of the Registration Statement, each Prospectus, and each amendment or supplement thereto, and (ii) such number of copies of the Prospectus and all amendments and supplements thereto and such other documents, as the Investor may reasonably request in order to facilitate the disposition of the Registrable Securities;

(d) (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions as the Investors reasonably request, (ii) prepare and file in such jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof at all times during the Registration Period, (iii) take all such other lawful actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all such other lawful actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (A) qualify to do business in any jurisdiction where it would not otherwise be required to qualify, (B) subject itself to general taxation in any such jurisdiction or (C) file a general consent to service of process in any such jurisdiction;

(e) As promptly as practicable after becoming aware of such event, notify the Investor of the occurrence of any event, as a result of which the Prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and promptly prepare an amendment to the Registration Statement and supplement to the Prospectus to correct such untrue statement or omission, and deliver a number of copies of such supplement and amendment to each Investor as such Investor may reasonably request;

(f) As promptly as practicable after becoming aware of such event, notify the Investor (or, in the event of an underwritten offering, the managing underwriters) of the issuance by the Commission of any stop order or other suspension of the effectiveness of the Registration Statement and take all lawful action to effect the withdrawal, rescission or removal of such stop order or other suspension;

(g) Take all such other lawful actions reasonably necessary to expedite and facilitate the disposition by the Investor of his Registrable Securities in accordance with the intended methods therefor provided in the Prospectus which are customary under the circumstances;

(h) Make generally available to its security holders as soon as practicable, but in any event not later than 18 months after the Effective Date of the Registration Statement, an earnings statement of the Company and its subsidiaries complying with Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder;

(i) In the event of an underwritten offering, promptly include or incorporate in a Prospectus supplement or post-effective amendment to the Registration Statement such information as the underwriters reasonably agree should be included therein and to which the Company does not reasonably object and make all required filings of such Prospectus supplement or post-effective amendment as soon as practicable after it is notified of the matters to be included or incorporated in such Prospectus supplement or post-effective amendment;

(j) Make reasonably available for inspection by the Investor, any underwriter participating in any disposition pursuant to the Registration Statement, and any attorney, accountant or other agent retained by such Investors or any such underwriter all relevant financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries, and cause the Company’s officers, directors and employees to supply all information reasonably requested by the Investor or any such underwriter, attorney, accountant or agent in connection with the Registration Statement, in each case, as is customary for similar due diligence examinations; provided, however, that all records, information and documents that are designated in writing by the Company, in good faith, as confidential, proprietary or containing any nonpublic information shall be kept confidential by such Investors and any such underwriter, attorney, accountant or agent (pursuant to an appropriate confidentiality agreement in the case of any such holder or agent), unless such disclosure is made pursuant to judicial process in a court proceeding (after first giving the Company an opportunity promptly to seek a protective order or otherwise limit the scope of the information sought to be disclosed) or is required by law, or such records, information or documents become available to the public generally or through a third party not in violation of an accompanying obligation of confidentiality; and provided, further, that, if the foregoing inspection and information gathering would otherwise disrupt the Company’s conduct of its business, such inspection and information gathering shall, to the maximum extent possible, be coordinated on behalf of the Investors and the other parties entitled thereto by one firm of counsel designated by and on behalf of the majority in interest of Investors and other parties;

(k) In connection with any offering, make such representations and warranties to the Investor and to the underwriters if an underwritten offering, in form, substance and scope as are customarily made by a company to underwriters in secondary underwritten offerings;

(l) In connection with any underwritten offering, deliver such documents and certificates as may be reasonably required by the underwriters;

(m) Cooperate with the Investor to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold pursuant to the Registration Statement, which certificates shall, if required under the terms of this Agreement, be free of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any Investor may request and maintain a transfer agent for the Common Stock;

(n) Use its commercially reasonable efforts to cause all Registrable Securities covered by the Registration Statement to be listed or qualified for trading on the principal Trading Market, if any, on which the Common Stock is traded or listed on the Effective Date of the Registration Statement; and

(o) Include in each Prospectus and Registration the Plan of Distribution attached hereto as Exhibit C (the “Plan of Distribution”), unless and to the extent that such Plan of Distribution requires modification due to inaccuracy or due to a change in the Commission’s rules and regulations under the Securities Act.

Section 4.3. Obligations and Acknowledgements of the Investor. In connection with the registration of the Registrable Securities, the Investor shall have the following obligations and hereby make the following acknowledgements:

(a) It shall be a condition precedent to the obligations of the Company to include the Registrable Securities in the Registration Statement that the Investor (i) shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities and (ii) shall execute such documents in connection with such registration as the Company may reasonably request. At least five Business Days prior to the first anticipated filing date of a Registration Statement, the Company shall notify the Investor of the information the Company requires from the Investor (the “Requested Information”) if the Investor elects to have any of its Registrable Securities included in the Registration Statement. If at least two Business Days prior to the anticipated filing date the Company has not received the Requested Information from the Investor, then the Company may file the Registration Statement without including any Registrable Securities of the Investor and the Company shall have no further obligations under this Article 4 to the Investor after such Registration Statement has been declared effective. If the Investor notifies the Company and provides the Company the information required hereby prior to the time the Registration Statement is declared effective, the Company will file an amendment to the Registration Statement that includes the Registrable Securities of the Investor; provided, however, that the Company shall not be required to file such amendment to the Registration Statement at any time less than 5 Business Days prior to the Effectiveness Date.

(b) The Investor agrees to cooperate with the Company in connection with the preparation and filing of a Registration Statement hereunder, unless the Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement;

(c) The Investor agrees that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in Section 4.2(e) or 4.2(f), the Investor shall immediately discontinue its disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until the Investor’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 4.2(e) and, if so directed by the Company, the Investor shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in the Investor’s possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice; and

(d) The Investor acknowledges that it may be deemed to be a statutory underwriter within the meaning of the Securities Act with respect to the Registrable Securities being registered for resale by it, and if the Investor includes Registrable Securities for offer and sale within a Registration Statement the Investor hereby consents to the inclusion in such Registration Statement of a disclosure to such effect.

Section 4.4. Expenses of Registration. All expenses (other than underwriting discounts and commissions and the fees an expenses of the Investor’s counsel) incurred in connection with registrations, filings or qualifications pursuant to this Article 4, including, without limitation, all registration, listing, and qualifications fees, printing and engraving fees, accounting fees, and the fees and disbursements of counsel for the Company, shall be borne by the Company.

Section 4.5 Accountant’s Letter. If the Investor proposes to engage in an underwritten offering of any Registrable Shares, the Company shall deliver to the Investor, at the Company’s expense, a letter dated as of the effective date of each Registration Statement or Post-Effective Amendment thereto, from the independent public accountants retained by the Company, addressed to the underwriters and to the Investor, in form and substance as is customarily given in an underwritten public offering, provided that the Investor has made such representations and furnished such undertakings as the independent public accountants may reasonably require;

Section 4.6. Indemnification and Contribution

(a) Indemnification by the Company. The Company shall indemnify and hold harmless the Investor and each underwriter, if any, which facilitates the disposition of Registrable Securities, and each of their respective officers and directors and each Person who controls such underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each such Person being sometimes hereinafter referred to as an“Indemnified Person”) from and against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or an omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, not misleading, or arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Prospectus or an omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the Company hereby agrees to reimburse such Indemnified Person for all reasonable legal and other expenses incurred by them in connection with investigating or defending any such action or claim as and when such expenses are incurred; provided, however, that the Company shall not be liable to any such Indemnified Person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon (i) an untrue statement or alleged untrue statement made in, or an omission or alleged omission from, such Registration Statement or Prospectus in reliance upon and in conformity with written information furnished to the Company by such Indemnified Person expressly for use therein or (ii) in the case of the occurrence of an event of the type specified in Section 4.3(e), the use by the Indemnified Person of an outdated or defective Prospectus after the Company has provided to such Indemnified Person an updated Prospectus correcting the untrue statement or alleged untrue statement or omission or alleged omission giving rise to such loss, claim, damage or liability.

(b) Indemnification by the Investor and Underwriters. The Investor agrees, as a consequence of the inclusion of any of its Registrable Securities in a Registration Statement, and each underwriter, if any, which facilitates the disposition of Registrable Securities shall agree, severally and not jointly, as a consequence of facilitating such disposition of Registrable Securities to (i) indemnify and hold harmless the Company, its directors (including any person who, with his or her consent, is named in the Registration Statement as a director nominee of the Company), its officers who sign any Registration Statement and each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against any losses, claims, damages or liabilities to which the Company or such other persons may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in such Registration Statement or Prospectus or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the Prospectus), not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by the Investor or underwriter expressly for use therein, and (ii) reimburse the Company for any legal or other expenses incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Investor shall not be liable under this Section 4.6(b) for any amount in excess of the net proceeds paid to the Investor in respect of Registrable Securities sold by it.

(c) Notice of Claims, etc.  Promptly after receipt by a Person seeking indemnification pursuant to this Section 4.6 (an “Indemnified Party”) of written notice of any investigation, claim, proceeding or other action in respect of which indemnification is being sought (each, a “Claim”), the Indemnified Party promptly shall notify the Person against whom indemnification pursuant to this Section 4.6 is being sought (the“Indemnifying Party”) of the commencement thereof; but the omission to so notify the Indemnifying Party shall not relieve it from any liability that it otherwise may have to the Indemnified Party, except to the extent that the Indemnifying Party is materially prejudiced and forfeits substantive rights and defenses by reason of such failure. In connection with any Claim as to which both the Indemnifying Party and the Indemnified Party are parties, the Indemnifying Party shall be entitled to assume the defense thereof. Notwithstanding the assumption of the defense of any Claim by the Indemnifying Party, the Indemnified Party shall have the right to employ separate legal counsel and to participate in the defense of such Claim, and the Indemnifying Party shall bear the reasonable fees, out-of-pocket costs and expenses of such separate legal counsel to the Indemnified Party if (and only if): (i) the Indemnifying Party shall have agreed to pay such fees, costs and expenses, (ii) the Indemnified Party shall reasonably have concluded that representation of the Indemnified Party by the Indemnifying Party by the same legal counsel would not be appropriate due to actual or, as reasonably determined by legal counsel to the Indemnified Party, potentially differing interests between such parties in the conduct of the defense of such Claim, or if there may be legal defenses available to the Indemnified Party that are in addition to or disparate from those available to the Indemnifying Party, or (iii) the Indemnifying Party shall have failed to employ legal counsel reasonably satisfactory to the Indemnified Party within a reasonable period of time after notice of the commencement of such Claim. If the Indemnified Party employs separate legal counsel in circumstances other than as described in the preceding sentence, the fees, costs and expenses of such legal counsel shall be borne exclusively by the Indemnified Party. Except as provided above, the Indemnifying Party shall not, in connection with any Claim in the same jurisdiction, be liable for the fees and expenses of more than one firm of counsel for the Indemnified Party (together with appropriate local counsel). The Indemnified Party shall not, without the prior written consent of the Indemnifying Party (which consent shall not unreasonably be withheld), settle or compromise any Claim or consent to the entry of any judgment that does not include an unconditional release of the Indemnifying Party from all liabilities with respect to such Claim or judgment or contain any admission of wrongdoing.

(d) Contribution. If the indemnification provided for in this Section 4.6 is unavailable to or insufficient to hold harmless an Indemnified Party in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party in connection with the statements or omissions or alleged statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such Indemnifying Party or by such Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.6(d) were determined by pro rata allocation (even if the Investors or any underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 4.6(d). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e) Limitation on Investor’s and Underwriters’ Obligations. Notwithstanding any other provision of this Section 4.6, in no event shall (i) the Investor have any liability under this Section 4.6 for any amounts in excess of the dollar amount of the proceeds actually received by the Investor from the sale of Registrable Securities (after deducting any fees, discounts and commissions applicable thereto) pursuant to any Registration Statement under which such Registrable Securities are registered under the Securities Act and (ii) any underwriter be required to undertake liability to any Person hereunder for any amounts in excess of the aggregate discount, commission or other compensation payable to such underwriter with respect to the Registrable Securities underwritten by it and distributed pursuant to the Registration Statement.

(f) Other Liabilities. The obligations of the Company under this Section 4.6 shall be in addition to any liability which the Company may otherwise have to any Indemnified Person and the obligations of any Indemnified Person under this Section 4.6 shall be in addition to any liability which such Indemnified Person may otherwise have to the Company. The remedies provided in this Section 4.6 are not exclusive and shall not limit any rights or remedies which may otherwise be available to an indemnified party at law or in equity.

Section 4.7. Rule 144. With a view to making available to the Investor the benefits of Rule 144, the Company agrees to use its best efforts to:

(i) comply with the provisions of paragraph (c)(1) of Rule 144; and

(ii) file with the Commission in a timely manner all reports and other documents required to be filed by the Company pursuant to Section 13 or 15(d) under the Exchange Act; and, if at any time it is not required to file such reports but in the past had been required to or did file such reports, it will, upon the request of any Investor, make available other information as required by, and so long as necessary to permit sales of, its Registrable Securities pursuant to Rule 144.

Section 4.8. Common Stock Issued Upon Stock Split, etc. The provisions of this Article 4 shall apply to any shares of Common Stock or any other securities issued as a dividend or distribution in respect of the Shares or the Warrant Shares.

ARTICLE 5

Other Agreements of the Parties

Section 5.1. Certificates; Legends.

(a)  The Securities may only be transferred in compliance with state and federal securities laws. In connection with any transfer of the Securities other than (i) pursuant to an effective registration statement, (ii) to the Company, or (iii) to an Affiliate of the Investor, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. In the event of a private transfer of the Securities, the transferee shall be required to execute a counterpart to this Agreement, agreeing to be bound by (and shall have the benefits of) the terms hereof other than those set forth in Article 2 hereof, and such transferee shall be deemed to be an “Investor” for purposes of this Agreement.

(b)  The certificates representing the Shares and the Warrants to be delivered at the Closings and the certificates evidencing the Warrant Shares to be delivered upon exercise of the Warrants will contain appropriate legends referring to restrictions on transfer relating to the registration requirements of the Securities Act and applicable state securities laws.

(c) In connection with any sale or disposition of the Securities by the Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the purchaser acquires freely tradable shares and upon compliance by the Investor with the requirements of this Agreement, the Company shall, or, in the case of Common Stock, shall cause the transfer agent for the Common Stock (the “Transfer Agent”) to, issue replacement certificates representing the Securities sold or disposed of without restrictive legends. Upon the earlier of (i) registration of any Securities for resale pursuant Article 4 or (ii) Rule 144 becoming available with respect to any Securities, the Company shall (A) deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall reissue a certificate representing such Securities without legends upon receipt by such Transfer Agent of the legended certificates, together with either (1) a customary representation by the Investor that Rule 144 applies to the shares of Common Stock represented thereby, (2) a statement by the Investor that the Investor has sold the shares of Common Stock represented thereby in accordance with the Plan of Distribution contained in the Registration Statement, or (3) a statement by the Investor that the securities will be sold in compliance with the volume limitations of Rule 144, if any, and (B) cause its counsel to deliver to the Transfer Agent one or more blanket opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act. From and after the earlier of such dates, upon the Investor’s written request, the Company shall promptly cause certificates evidencing the Investor’s Securities to be replaced with certificates which do not bear such restrictive legends, and Warrant Shares subsequently issued upon due exercise of the Warrants shall not bear such restrictive legends provided the provisions of either clause (i) or clause (ii) above, as applicable, are satisfied with respect to such Warrant Shares. When the Company is required to cause an unlegended certificate to replace a previously issued legended certificate, if: (1) the unlegended certificate is not delivered to an Investor within five Business Days after submission by the Investor of a legended certificate and supporting documentation to the Transfer Agent as provided above and (2) prior to the time such unlegended certificate is received by the Investor, the Investor, or any third party on behalf of such Investor or for the Investor’s account, purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Investor of shares represented by such certificate (a “Buy-In”), then the Company shall pay in cash to the Investor (for costs incurred either directly by such Purchaser or on behalf of a third party) the amount by which the total purchase price paid for Common Stock as a result of the Buy-In (including brokerage commissions, if any) exceeds the proceeds received by such Investor as a result of the sale to which such Buy-In relates. The Investor shall provide the Company written notice indicating the amounts payable to the Investor in respect of the Buy-In.

Section 5.2. Integration. The Company has not and shall not, and shall use its best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Investor, or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market in a manner that would require stockholder approval of the sale of the securities to the Investor.

Section 5.3. Securities Laws Disclosure; Publicity. By 9:00 a.m. (New York time) on the Trading Day following the execution of this Agreement, and by 5:00 p.m. (New York time) on the First Closing Date, the Company shall issue press releases disclosing the transactions contemplated hereby and the Closing. On the Trading Day following the execution of this Agreement the Company will file a Current Report on Form 8-K disclosing the material terms of the Transaction Documents (and attach the Transaction Documents as exhibits thereto), and on each Closing Date the Company will file an additional Current Report on Form 8-K to disclose the Closing. In addition, the Company will make such other filings and notices in the manner and time required by the Commission and the Trading Market on which the Common Stock is listed.

Section 5.4. Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder (i) for working capital purposes (including if necessary repayment of up to $3 million of the convertible short-term bridge notes disclosed to the investor in writing), (ii) to purchase fixed assets used in the development or production of the Company’s products or (iii) for investment in new technologies related to the Company’s business (including without limitation through the acquisition of other companies).

Section 5.5. Investor’s Right of First Refusal.

(a) Proposed Financings. In the event that, during the period commencing on the First Closing Date and continuing to the earlier of (i) the second anniversary of the Second Closing Date or (ii) the second anniversary of the Outside Date, the Company seeks to raise additional funds through a private placement of its securities (a “Proposed Financing”), other than Exempt Issuances, the Investor shall have the right to participate in the Proposed Financing on a pro rata basis, based on the percentage that (a) the number of shares of Common Stock then held by the Investor plus the number of shares of Common Stock issuable upon conversion of the Warrants bears to (b) the total number of shares of Common Stock outstanding plus the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the Prior Convertible Securities and exercise of the Company Stock Options, the Warrants and the Prior Warrants.

(b) Pre-Notice of Proposed Financings. At least 15 Business Days prior to the closing of any Proposed Financing, the Company shall deliver to each Investor a written notice of its intention to effect a Proposed Financing (“Pre-Notice”). If within 10 Business Days after receipt of the Pre-Notice, the Investor delivers to the Company a written request for detailed information regarding the Proposed Financing, the Company shall promptly, but no later than the Business Day immediately following its receipt of such request, deliver to the Investor a notice (a “Proposed Financing Notice”) which shall describe in reasonable detail the proposed terms of such Proposed Financing, the amount of proceeds intended to be raised thereunder, and the Person with whom such Proposed Financing is proposed to be effected, and shall have attached thereto be a term sheet or similar document relating to the Proposed Financing. The Investor shall notify the Company no later than 6:30 p.m. (Little Rock time) on the fifth Business Day after receipt of the Proposed Financing Notice of its willingness to participate in the Proposed Financing on the terms described in the Proposed Financing Notice, subject to completion of mutually acceptable documentation and diligence investigation. The Company shall promptly provide to the Investor such diligence materials as it may reasonably request, subject to execution of a non-disclosure agreement, in reasonable form, mutually acceptable to the parties.

(c) Investment Terms. The terms on which the Investor shall purchase securities pursuant to the Proposed Financing shall be the same as such securities are purchased by other investors in such Proposed Financing. In the event that the terms of the Proposed Financing are changed, the Borrower shall provide the Investor with the same notice of the revised terms that is provided to the other investors in such Proposed Financing in reasonably sufficient time to allow the Investor to review the Proposed Financing and the Company’s financial condition and prospects in light of the changed terms.

(d)  Financings. In the event that the Investor does not exercise, within 12 Business Days after receipt of the Financing Notice, its right to participate in the Proposed Financing, the Company may sell the securities in the Proposed Financing at a price and on terms which are no more favorable to the investors in such Proposed Financing than the terms offered to the Investor. If the Company subsequently changes the price or terms so that the terms are at a price or more favorable to the investors in the Proposed Financing, the Company shall re-offer the securities to the Investor as provided in this Section 5.5.

Section 5.6. Company’s Right of First Refusal.

(a) Proposed Sales. In the event that the Investor plans to resell shares of the Company’s stock in open market transactions at prevailing prices, the Investor shall consult with the Company so as not to negatively affect the value of the Company’s shares in the public market. In the event that the Investor plans to resell a substantial number shares of the Company’s stock in one or more transactions that are neither an open market resale at prevailing prices or effected in connection with an underwritten transaction involving a sale to the general public, then at least thirty (30) days before a disposition of more than 1,000,000 shares of stock, the Investor shall notify the Company in writing (the “Notice”) of its intention. After the date of such Notice (the “Notice Date”), the Company may inform the Investor that the Company intends to exercise its right to acquire all or a portion of the shares which are the subject of the Notice only as follows:

(i) If the number of shares referred to in the Notice is more than 1,000,000 but less than 2,000,000, the Company shall have the right to advise the Investor in writing within ten (10) days of the Notice Date of its commitment to buy all of said shares, and the Company shall conclude for cash the share purchase transaction within ten (10) days of the Notice Date;

(ii) If the number of shares referred to in the Notice is between 2,000,000 and 5,000,000, the Company shall have the right to advise the Investor in writing within twenty (20) days of the Notice Date of its commitment to buy all of said shares, and the Company shall conclude for cash the share purchase transaction within thirty (30) days of the Notice Date;

(iii) If the number of shares referred to in the Notice is more than 5,000,000, the Company shall have the right to advise the appropriate trustee in writing within thirty (30) days of the Notice Date of its commitment to buy all of said shares, and the Company shall conclude for cash the share purchase transaction within forty-five (45) days of the Notice Date.

(b) Purchase Terms. With each Notice, the Investor shall provide the Company with the Investor’s best estimate of the minimum and maximum consideration that the Investor anticipates receiving from the proposed disposition. As the condition to the exercise by the Company of its right of first refusal, the Company agrees to pay the minimum consideration that the Investor estimates receiving from the proposed disposition. If the Company does not timely exercise its right to purchase shares described in a particular Notice as provided herein, then it shall have no further rights to acquire the shares that are the subject of the Notice, provided however, that the Investor conclude the proposed disposition for no less than the minimum consideration within 30 days of the last day the Company had to exercise the right of first refusal or else the shares the subject of the Notice will be subject to a new right of first refusal as provided for herein. If the Company exercises its right to purchase the shares described in a particular Notice but fails to conclude the transaction within the time provided herein, the Investor’s sole remedy shall be the right to seek damages from the Company for the difference between the exercise price and the proceeds ultimately received by the Investor from the sale of said shares.

Section 5.7. No Disclosure of Material Non-Public Information. The Company will not disclose to the Investor any material non-public information concerning the Company except (a) with the consent of the Investor and (b) if such consent is given, pursuant to a non-disclosure agreement which provides, among other things, that the Investor will not disclose the material non-public information to any person and the Investor or the Agent will not engage in any transactions involving the Company’s securities while in possession of material non-public information.

ARTICLE 6

Conditions Precedent to Closing

Section 6.1. Conditions Precedent to the Obligations of the Investor to Purchase Securities. The obligation of the Investor to acquire Securities at any Closing is subject to the satisfaction or waiver by the Investor, at or before Closing, of each of the following conditions:

(a)
Representations and Warranties. The Company shall have delivered a certificate of the Company’s Chief Executive Officer certifying that the representations and warranties of the Company contained herein are true and correct in all material respects as of the date when made and as of the Closing Date as though made on and as of such Closing Date, provided that at the Second Closing and Third Closings any representations and warranties made as of a specific date shall be deemed to be made as of such date and not as of the date of the Second Closing or the Third Closing, as the case may be;

(b)
Performance. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the Closing;

(c)
No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents;

(d)	No Adverse Changes. Since the date of execution of this Agreement, no event or series of events shall have occurred that reasonably could have or result in a Material Adverse Effect;

(e)	Company Deliverables. The Company shall have delivered to Investor the Forbearance Agreement and the Company Deliverables in accordance with Section 2.

Section 6.2. Conditions Precedent to the Obligations of the Company to Sell Securities. The obligation of the Company to sell Securities at any Closing is subject to the satisfaction or waiver by the Company, at or before the Closing, of each of the following conditions:

(a)
Representations and Warranties. The representations and warranties of the Investor contained herein shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made on and as of such date;

(b)
Performance. The Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by such Investor at or prior to the Closing;

(c)
No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents; and

(d)	Purchase Price. The Investor shall have paid the Purchase Price payable at such Closing in accordance with Section 2.3.

ARTICLE 7

Miscellaneous

Section 7.1. Fees and Expenses. Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents; provided, however, that, if but only if Securities are sold hereunder at the First Closing, the Company shall, at the First Closing, reimburse the Investor for its reasonable legal fees and expenses of its legal counsel, up to a maximum of $30,000, incurred in connection with the Investor’s due diligence and the negotiation and preparation of the Agreement. The Company shall pay all stamp and other taxes and duties levied in connection with the sale of the Shares.

Section 7.2. Entire Agreement. The Transaction Documents, together with the Exhibits thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents and exhibits.

Section 7.3. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section prior to 4:30 p.m. (Eastern time) on a Business Day, or via email (with a confirmation of successful transmission), (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Business Day or later than 4:30 p.m. (Eastern time) on any Business Day, (c) the Business Day following the date of transmission, if sent by a nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company:  Axion Power International, Inc.
Attn.: Thomas Granville, Chief Executive Officer
1601 Clover Lane
New Castle, Pennsylvania 16105

Telephone: (724) 654-9300
Facsimile: (724) 654-3300
Email: tgranville@axionpower.com

With a copy to:            Andrews Kurth LLP
Attn.: Quentin Faust, Esq.
1717 Main Street, Suite 4100
Dallas, Texas 75201

Telephone: (214) 659-4589
Facsimile: (214) 659-4828
Email: quentinfaust@andrewskurth.com

If to the Investor:                The Quercus Trust
1835 Newport Blvd
A109 - PMB 467
Costa Mesa, CA 92627

Telephone: (949) 646-3785
Facsimile: (949) 903-1598
Email: xaixai@pacbell.net

With a copy to:                    Greenberg Glusker Fields Claman & Machtinger, LLP
Attn.: Joseph P. Bartlett, Esq.
1900 Avenue of the Stars, Suite 2100
Los Angeles, CA 90067

Telephone: (310) 201-7481
Facsimile: (310) 201-2380
Email: jbartlett@ggfirm.com

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

Section 7.4. Amendments; Waivers; No Additional Consideration. No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and the Investor. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

Section 7.5 Termination. This Agreement may be terminated prior to the First Closing:

(a)	by written agreement of the Investor and the Company; or

(b)
by the Company or the Investor, upon written notice to the other, if the Closing shall not have taken place by 6:30 p.m., Little Rock time, on the Outside Date; provided, that the right to terminate this Agreement under this Section 7.5(b) shall not be available to any Person whose failure to comply with its obligations under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such time, to the extent such delay is caused by such Person.

Upon a termination in accordance with this Section 7.5, the Company and the Investor shall have no further obligation or liability (including as arising from such termination) to the other, provided that any liabilities arising prior to such termination shall not be affected by the termination.

Section 7.6. Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

Section 7.7. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. Neither party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party.

Section 7.8. No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.6 (with respect to rights to indemnification and contribution).

Section 7.9. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, employees or agents) shall be commenced exclusively in the state or federal courts sitting in, or having jurisdiction over, the State of Delaware (the “Delaware Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of the any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such Delaware Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of a Transaction Document, then the prevailing party in such Proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

Section 7.10. Survival. The representations, warranties, agreements and covenants contained herein shall survive the Closings and the delivery of the Securities.

Section 7.11. Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof, notwithstanding any subsequent failure or refusal of the signatory to deliver an original executed in ink.

Section 7.12. Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

Section 7.13. Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Securities. If a replacement certificate or instrument evidencing any Securities is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

Section 7.14. Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Investors and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that, except as expressly set forth herein with respect to liquidated damages, monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

Section 7.15 Attorney’s Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

The Quercus Trust		Axion Power International, Inc.

By:	/s/ David Gelbaum	By:
	David Gelbaum		Thomas Granville
	Trustee		Chief Executive Officer

EXHIBIT A

FORM OF WARRANT

EXHIBIT B

OPINION OF COUNSEL

EXHIBIT C

Plan of Distribution

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

- broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

- a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act.

Exhibit C

THIS COMMON STOCK PURCHASE WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT, THE RULES AND REGULATIONS THEREUNDER OR THE PROVISIONS OF THIS COMMON STOCK PURCHASE WARRANT.

Number of Shares of Common Stock: 2,857,143

COMMON STOCK PURCHASE WARRANT

To Purchase Common Stock of

AXION POWER INTERNATIONAL, INC.

This Is To Certify That The Quercus Trust, or its registered assign, is entitled, at any time from the Issuance Date (as hereinafter defined) to the first to occur of (i) the Expiration Date (as hereinafter defined) or (ii) the Early Expiration Date (as hereinafter defined), to purchase from Axion Power International, Inc., a Delaware corporation (the “Company”), 2,857,143 shares of Common Stock (as hereinafter defined and subject to adjustment as provided herein), in whole or in part, including fractional parts, at a purchase price of $2.60 per share (subject to adjustment as provided herein, the “Exercise Price”), all on the terms and conditions and pursuant to the provisions hereinafter set forth.

This Warrant is issued pursuant, and the Holder is entitled to the benefits of, to that certain Securities Purchase Agreement dated as of January 14, 2008 by and between The Quercus Trust and the Company (the “Securities Purchase Agreement”). Capitalized terms used herein without definition are used with the definitions assigned thereto in such Securities purchase Agreement.

1.	DEFINITIONS

As used in this Common Stock Purchase Warrant (this “Warrant”), the following terms shall have the respective meanings set forth below:

“Business Day” shall mean any day that is not a Saturday or Sunday or a day on which banks in New York City, New York are required or permitted to be closed in the City of New York.

“Issuance Date” shall mean January 14, 2008.

“Commission” shall mean the Securities and Exchange Commission or any other federal agency then administering the Securities Act and other federal securities laws.

“Common Stock” shall mean (except where the context otherwise indicates) the Common Stock, par value $0.001 per share, of the Company as constituted on the Issuance Date, and any capital stock into which such Common Stock may thereafter be changed, and shall also include (i) capital stock of the Company of any other class (regardless of how denominated) issued to the holders of shares of Common Stock upon any reclassification thereof which is also not preferred as to dividends or assets over any other class of stock of the Company and which is not subject to redemption and (ii) shares of common stock of any successor or acquiring Company received by or distributed to the holders of Common Stock of the Company in the circumstances contemplated by Section 4.5.

1

“Convertible Securities” shall mean options, evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable, with or without payment of additional consideration in cash or property, for shares of Common Stock, either immediately or upon the occurrence of a specified date or a specified event.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

“Exercise Period” shall mean the period during which this Warrant is exercisable pursuant to Section 2.1.

“Expiration Date” shall mean January 14, 2013.

“Fundamental Corporate Change” shall have the meaning set forth in Section 4.5.

“Holder” shall mean the Person in whose name the Warrant or Warrant Shares set forth herein is registered on the books of the Company maintained for such purpose.

“Market Price” shall mean, on any date of determination, (i) the closing price of a share of Common Stock on such day as reported on the principal Trading Market on which the Common Stock is listed or traded, or (ii) if the Common Stock is not listed on a Trading Market, the closing bid price for a share of Common Stock on such day in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not then listed or quoted on the OTC Bulletin Board, the closing bid price for a share of Common Stock on such day in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices).

“Other Property” shall have the meaning set forth in Section 4.5.

“Person” shall mean any individual, sole proprietorship, partnership, joint venture, trust, incorporated organization, association, Company, institution, public benefit Company, entity or government (whether federal, state, county, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof).

“Securities Act” shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Trading Day” means (i) a day on which the Common Stock is traded on a Trading Market, or (ii) if the Common Stock is not listed on a Trading Market, a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not then quoted on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then the term “Trading Day” shall mean a Business Day.

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“Trading Market” means whichever of the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, or the Nasdaq Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

“Transfer” shall mean any disposition of any Warrant or Warrant Shares or of any interest in either thereof, which would constitute a sale thereof within the meaning of the Securities Act.

“Warrant Shares” shall mean the shares of Common Stock issued or issuable to the Holder of this Warrant upon the exercise thereof.

“Warrants” shall mean this Warrant and all warrants issued upon transfer, division or combination of, or in substitution for, any thereof. All Warrants shall at all times be identical as to terms and conditions and date, except as to the number of shares of Common Stock for which they may be exercised.

2.	EXERCISE OF WARRANT

2.1	Manner of Exercise

From and after the Issuance Date and until 5:00 p.m., Eastern Standard Time, on the Expiration Date, the Holder may exercise this Warrant, on any Business Day, for all or any part of the number of shares of Common Stock purchasable hereunder.

In order to exercise this Warrant, in whole or in part, the Holder shall surrender this Warrant to the Company at its principal office at 1601 Clover Lane, New Castle Pennsylvania, 16105 or at the office or agency designated by the Company pursuant to Section 12, together with a written notice of the Holder’s election to exercise this Warrant, which notice shall specify the number of shares of Common Stock to be purchased, and shall be accompanied by payment of the Exercise Price in cash or wire transfer or cashier’s check drawn on a United States bank. Such notice shall be substantially in the form of the subscription form appearing at the end of this Warrant as Exhibit A, duly executed by the Holder or his agent or attorney. Upon receipt of the items referred to above, the Company shall, as promptly as practicable, execute or cause to be executed and deliver or cause to be delivered to the Holder a certificate or certificates representing the aggregate number of full shares of Common Stock issuable upon such exercise, together with cash in lieu of any fraction of a share, as hereinafter provided. The stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as the Holder shall request in the notice and shall be registered in the name of the Holder or, subject to Section 9, such other name as shall be designated in the notice. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and the Holder or any other Person so designated to be named therein shall be deemed to have become the holder of record of such shares for all purposes, as of the date the notice, together with the cash or check or wire transfer of funds and this Warrant is received by the Company as described above and all taxes required to be paid by the Holder, if any, pursuant to Section 2.2 prior to the issuance of such shares have been paid, provided that if the Warrant is exercised in connection with a merger, reorganization or other Fundamental Corporate Change, such exercise may be made conditional upon the consummation of such event. If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased shares of Common Stock called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant, or, at the request of the Holder, appropriate notation may be made on this Warrant and the same returned to the Holder. Notwithstanding any provision herein to the contrary, the Company shall not be required to register shares in the name of any Person who acquired this Warrant (or part hereof) or any Warrant Shares otherwise than in accordance with this Warrant.

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2.2	Payment of Taxes and Charges

All shares of Common Stock issuable upon the exercise of this Warrant pursuant to the terms hereof shall be validly issued, fully paid and nonassessable, freely tradable and without any preemptive rights. The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issuance or delivery thereof, unless such tax or charge is a tax on income imposed by law upon the Holder, in which case such taxes or charges shall be paid by the Holder.

2.3	Fractional Shares

The Company shall not be required to issue a fractional share of Common Stock upon exercise of any Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the Market Price per share of Common Stock as of the date of exercise of the Warrant giving rise to such fraction of a share.

2.4	Cashless Exercise During Period of Default

Notwithstanding any other provision contained herein to the contrary, from and after the first anniversary of the Closing Date and so long as the Company is required under the registration rights provisions of the Securities Purchase Agreement to have effected the registration of the Warrant Shares for resale to the public pursuant to a Registration Statement (as such term is defined in the Securities Purchase Agreement), if (a) the Warrant Shares have not been registered to permit their unrestricted resale to the public; and (b) the lack of registration is due to a breach by the Company of the registration rights provisions of the Securities Purchase Agreement (a “Registration Default”) , the Warrantholder may elect to receive, without the payment by the Warrantholder of the aggregate Warrant Price in respect of the shares of Common Stock to be acquired, shares of Common Stock of equal value to the value of this Warrant, or any specified portion hereof, by the surrender of this Warrant (or such portion of this Warrant being so exercised) together with a Net Issue Election Notice, in the form annexed hereto as Appendix A with appropriate modification to reflect such Net Issue Election, duly executed, to the Company. Thereupon, the Company shall issue to the Warrantholder such number of fully paid, validly issued and nonassessable shares of Common Stock as is computed using the following formula:

X = Y (A - B)
A

where

X = the number of shares of Common Stock to which the Warrantholder is entitled upon such cashless exercise;

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Y = the total number of shares of Common Stock covered by this Warrant for which the Warrantholder has surrendered purchase rights at such time for cashless exercise (including both shares to be issued to the Warrantholder and shares as to which the purchase rights are to be canceled as payment therefore);

A = the “Market Price” of one share of Common Stock as at the date the net issue election is made; and

B = the Warrant Price in effect under this Warrant at the time the net issue election is made.

2.5	Buy-In

If at any time when the a Registration Statement is in effect with respect to the Warrant Shares, as provided for by the Securities Purchase Agreement, (a) a certificate representing the Warrant Shares is not delivered to the Warrantholder within three (3) Business Days of the due exercise of this Warrant by the Warrantholder and (b) prior to the time such certificate is received by the Warrantholder, the Warrantholder, or any third party on behalf of the Warrantholder or for the Warrantholder’s account, purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Warrantholder of shares represented by such certificate (a “Buy-In”), then the Company shall pay in cash to the Warrantholder (for costs incurred either directly by such Warrantholder or on behalf of a third party) the amount by which the total purchase price paid for Common Stock as a result of the Buy-In (including brokerage commissions, if any) exceeds the proceeds received by such Warrantholder as a result of the sale to which such Buy-In relates. The Warrantholder shall provide the Company written notice indicating the amounts payable to the Warrantholder in respect of the Buy-In.

3.	TRANSFER, DIVISION AND COMBINATION

3.1	Transfer

Subject to compliance with Section 9, transfer of this Warrant and all rights hereunder, in whole or in part, shall be registered on the books of the Company to be maintained for such purpose, upon surrender of this Warrant at the principal office of the Company referred to in Section 2.1 or the office or agency designated by the Company pursuant to Section 12, together with a written assignment of this Warrant substantially in the form of Exhibit B hereto duly executed by the Holder or his agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall, subject to Section 9, execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be canceled. A Warrant, if properly assigned in compliance with Section 9, may be exercised by a new Holder for the purchase of shares of Common Stock without having a new warrant issued.

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3.2	Division and Combination

Subject to Section 9, this Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office or agency of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or his agent or attorney. Subject to compliance with Sections 3.1 and 9, as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

3.3	Expenses

The Company shall prepare, issue and deliver at its own expense (other than transfer taxes) the new Warrant or Warrants under this Section 3.

3.4	Maintenance of Books

The Company agrees to maintain, at its aforesaid office or agency, books for the registration and the registration of transfers of the Warrants.

4.	ADJUSTMENTS

The number of shares of Common Stock for which this Warrant is exercisable, or the price at which such shares may be purchased upon exercise of this Warrant, shall be subject to adjustment from time to time as set forth in this Section 4. The Company shall give the Holder notice of any event described below which requires an adjustment pursuant to this Section 4 at the time of such event.

4.1	Stock Dividends, Subdivisions and Combinations

If at any time the Company shall:

(a) declare or pay to the holders of its Common Stock a dividend payable in, or other distribution of, shares of Common Stock or in Convertible Securities;

(b) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock; or

(c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock;

then (i) the number of shares of Common Stock for which this Warrant is exercisable immediately after the occurrence of any such event shall be adjusted to equal the number of shares of Common Stock which a record holder of the same number of shares of Common Stock for which this Warrant is exercisable immediately prior to the occurrence of such event would own or be entitled to receive after the occurrence of such event, and (ii) the then-current Exercise Price shall be adjusted to equal (A) the then-current Exercise Price multiplied by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of shares for which this Warrant is exercisable immediately after such adjustment.

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4.2	Certain Other Distributions

If at any time the Company shall declare or pay to the holders of its Common Stock any dividend or other distribution of:

(a) cash;

(b) any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever (other than cash, Convertible Securities or additional shares of Common Stock); any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever (other than cash, Convertible Securities or additional shares of Common Stock);

then, upon exercise of this Warrant, the Holder shall be entitled to receive such dividend or distribution as if the Holder had exercised this Warrant prior to the record date for such dividend or distribution. A reclassification of the Common Stock (other than a change in par value, or from par value to no par value or from no par value to par value) into shares of Common Stock and shares of any other class of stock shall be deemed a distribution by the Company to the holders of its Common Stock of such shares of such other class of stock within the meaning of this Section 4.2 and, if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of Section 4.1.

4.3	Dilutive Issuances

If at any time after the Issuance Date the Company shall issue or sell shares of Common Stock or Convertible Securities (other than (i) securities issued or issuable in Excluded Issuances or (ii) shares of Common Stock issued as a result of a dividend or other distribution on the Common Stock payable in Common Stock or (iii) a subdivision of outstanding shares of Common Stock), without consideration or for a consideration per share less than $2.60 per share the Exercise Price shall be reduced, concurrently with such issue, as provided herein. If such dilutive sale or issuance occurs prior to the date on which the Registration Statement covering the Warrant Shares is declared effective, the Exercise Price shall be reduced to a price equal to the price at which such shares of Common Stock are issued (or, in the case of Convertible Securities, the price at which the Common Stock issuable upon the exercise. conversion or exchange of such Convertible Securities is deemed issued as hereinafter provided). If such dilutive sale or issuance occurs on or after to the date on which the Registration Statement covering the Warrant Shares is declared effective, the Exercise Price shall be reduced to a price (calculated to the nearest cent) (i) determined in accordance with the following formula:

New Exercise Price =	P1 Q1 + P2 Q2 Q1 + Q2
where:

P1 =	Applicable Exercise Price in effect immediately prior to such new issue or sale.
Q1 =
Number of shares of Common Stock outstanding plus the number of shares of Common Stock issuable upon conversion or exercise of Convertible Securities outstanding immediately prior to such new issue or sale.

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P2 =	100% of the weighted average price per share of Common Stock received or deemed by the Company upon such new issue or sale.
Q2 =	Number of shares of Common Stock issued or sold, or deemed to have been issued, in the subject transaction.

For purposes of this Section 4.3, upon the sale or issuance of Convertible Securities, the maximum number of shares of Common Stock issuable upon the exercise, conversion or exchange of such Convertible Securities (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) shall be deemed to be issued as of the time of such issue or sale and the consideration deemed received for such shares of Common Stock shall be the consideration actually received by the Company for the issue of such Convertible Securities plus the minimum additional consideration to be received by the Company upon the full exercise, conversion or exchange of such Convertible Securities. Insofar as any consideration received, or to be received, by the Company consists of property other than cash, such consideration shall be computed at the fair value thereof at the time of such issue or sale, as determined in good faith by the Board.

4.4	Other Provisions Applicable to Adjustments under this Section

The following provisions shall be applicable to the making of adjustments of the number of shares of Common Stock for which this Warrant is exercisable and the current Exercise Price provided for in this Section 4:

(a) When Adjustments to be Made. The adjustments required by this Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

(b) Fractional Interests. In computing adjustments under this Section 4, fractional interests in Common Stock shall be taken into account to the nearest 1/10th of a share.

(c) When Adjustment not Required. If the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to the holders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

4.5	Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets

In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another Person (where the Company is not the survivor or where there is a change in or distribution with respect to the Common Stock of the Company), or sell, convey, transfer or otherwise dispose of all or substantially all its property, assets or business to another Person, or effectuate a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of (each, a “Fundamental Corporate Change”) and, pursuant to the terms of such Fundamental Corporate Change, shares of common stock of the successor or acquiring Company, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring Company (“Other Property”), are to be received by or distributed to the holders of Common Stock, then the Holder shall have the right thereafter to receive, upon exercise of the Warrant, such number of shares of common stock of the successor or acquiring Company or of the Company, if it is the surviving Company, and Other Property as is receivable upon or as a result of such Fundamental Corporate Change by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such Fundamental Corporate Change. In case of any such Fundamental Corporate Change, the successor or acquiring company (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Warrant to be performed and observed by the Company and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined by resolution of the Board) in order to provide for adjustments of shares of Common Stock for which this Warrant is exercisable which shall be as nearly equivalent as practicable to the adjustments provided for in this Section 4. For purposes of this Section 4.5, “common stock of the successor or acquiring company” shall include stock of such company of any class which is not preferred as to dividends or assets over any other class of stock of such company and which is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon a specified date or upon the happening of a specified event, and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this Section 4.5 shall similarly apply to any successive Fundamental Corporate Change of the successor company.

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4.6	Sale of the Company for Cash

Notwithstanding the provisions of Section 4.6, in the event of a Fundamental Corporate Change in which all of the holders of Common Stock of the Company receive cash in exchange for their shares of Common Stock, the Holder shall be entitled to receive, upon surrender and cancellation of this Warrant, (a) cash in an amount equal to fair market value of this Warrant (determined using Black-Scholes analytic methods) immediately prior to the effective time of such Fundamental Corporate Change, provided that such payment does not exceed the amount of the exercise price of the Warrant then in effect, and (b) if the payment contemplated by Subsection (a) would exceed the amount of the exercise price of the Warrant than in effect, then cash in an amount per share for the number of Shares subject to this Warrant equal to the fair market value of one share of Common Stock immediately prior to the effective time of such Fundamental Corporate Change, less the per share Exercise Price then in effect..

4.7	Other Action Affecting Common Stock

In case at any time or from time to time the Company shall take any action in respect of its Common Stock, other than any action described in this Section 4, or any other event occurs, which would have a materially adverse effect upon the rights of the Holder, the number of shares of Common Stock and/or the purchase price thereof shall be adjusted in such manner as may be equitable in the circumstances, as determined in good faith by the Board of Directors of the Company.

4.8	Certain Limitations

Notwithstanding anything herein to the contrary, the Company agrees not to enter into any transaction which, by reason of any adjustment hereunder, would cause the Exercise Price to be less than the par value per share of Common Stock.

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5.	NOTICES TO THE HOLDER

5.1	Notice of Adjustments

Whenever the number of shares of Common Stock for which this Warrant is exercisable, or whenever the price at which a share of such Common Stock may be purchased upon exercise of the Warrants, shall be adjusted pursuant to Section 4, the Company shall forthwith prepare a certificate to be executed by the chief financial officer of the Company setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated (including a description of the basis on which the Board of Directors of the Company determined the fair value of any evidences of indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights referred to in Section 4.2 or 4.5), specifying the number of shares of Common Stock for which this Warrant is exercisable and (if such adjustment was made pursuant to Section 4.2 or 4.5) describing the number and kind of any other shares of stock or Other Property for which this Warrant is exercisable, and any change in the purchase price or prices thereof, after giving effect to such adjustment or change. The Company shall promptly cause a signed copy of such certificate to be delivered to the Holder in accordance with Section 14.2. The Company shall keep, along with the transfer register maintained in accordance with Section 3.4, copies of all such certificates and cause the same to be available for inspection at said office during normal business hours by the Holder or any prospective purchaser of a Warrant designated by the Holder.

5.2	Notice of Corporate Action

If at any time:

(a) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right; or

(b) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another Company; or

(c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of such cases, the Company shall give to Holder (i) at least 10 days’ prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 10 days’ prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Stock shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to the Holder at the last address of the Holder appearing on the books of the Company and delivered in accordance with Section 14.2.

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6.	NO IMPAIRMENT

The Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant, and (c) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

Upon the request of the Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form satisfactory to the Holder, the continuing validity of this Warrant and the obligations of the Company hereunder.

7.	RESERVATION AND AUTHORIZATION OF COMMON STOCK

From and after the Issuance Date, the Company shall at all times reserve and keep available for issuance upon the exercise of Warrants such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of all outstanding Warrants. All shares of Common Stock which shall be so issuable, when issued upon exercise of any Warrant and payment therefor in accordance with the terms of such Warrant, shall be duly and validly issued and fully paid and nonassessable and not subject to preemptive rights.

Before taking any action which would cause an adjustment reducing the then-current Exercise Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of such Common Stock at such adjusted Exercise Price.

Before taking any action which would result in an adjustment in the number of shares of Common Stock for which this Warrant is exercisable or in the then-current Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

8.	TAKING OF RECORD; STOCK AND WARRANT TRANSFER BOOKS

In the case of all dividends or other distributions by the Company to the holders of its Common Stock with respect to which any provision of Section 4 refers to the taking of record of such holders, the Company will in each case take such a record and will take such record as of the close of business on a Business Day. The Company will not at any time, except upon dissolution, liquidation or winding up of the Company, close its stock transfer books or Warrant transfer books so as to result in preventing or delaying the exercise or transfer of any Warrant.

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9.	RESTRICTIONS ON TRANSFERABILITY

The Warrants and the Warrant Shares shall not be transferred, hypothecated or assigned before satisfaction of the conditions specified in the legend affixed to the first page of this Warrant, which conditions are intended, in part, to ensure compliance with the provisions of the Securities Act with respect to the Transfer of any Warrant or any Warrant Shares. The Holder, by acceptance of this Warrant, agrees to be bound by the provisions of this Section 9.

10.	SUPPLYING INFORMATION

The Company shall cooperate with the Holder in supplying such information as may be reasonably necessary for the Holder to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of an exemption from the Securities Act for the sale of any Warrant or Warrant Shares.

11.	LOSS OR MUTILATION

Upon receipt by the Company from the Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Warrant and indemnity reasonably satisfactory to it (it being understood that the written agreement of the Holder shall be sufficient indemnity), and in case of mutilation upon surrender and cancellation hereof, the Company will execute and deliver in lieu hereof a new Warrant of like tenor to the Holder; provided, in the case of mutilation no indemnity shall be required if this Warrant in identifiable form is surrendered to the Company for cancellation.

12.	OFFICE OF THE COMPANY

As long as any of the Warrants remain outstanding, the Company shall maintain an office or agency (which may be the principal executive offices of the Company) where the Warrants may be presented for exercise, registration of transfer, division or combination as provided in this Warrant.

13.	LIMITATION OF LIABILITY

No provision hereof, in the absence of affirmative action by the Holder to purchase shares of Common Stock, and no enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of the Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company. Nothing in the foregoing shall be construed in any manner to limit or deny the liability of a Holder in any other capacity, including, without limitation, as a director of the Company.

14.	MISCELLANEOUS

14.1	Nonwaiver

No course of dealing or any delay or failure to exercise any right hereunder on the part of the Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. No waiver by the Holder of any right hereunder on any one occasion shall operate as a waiver of such right on any other occasion.

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14.2	Notice Generally

Except as may be otherwise provided herein, any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section prior to 6:30 p.m. (Little Rock time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Business Day or later than 6:30 p.m. (Little Rock time) on any Business Day, (c) the Business Day following the date of transmission, if sent by a nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be the same as provided in the Securities Purchase Agreement; or such other address as may be designated in writing hereafter, in the same manner, by such addressee.

14.3	Remedies

The Holder in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under Section 2 of this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of Section 2 of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

14.4	Successors and Assigns

Subject to the provisions of Sections 3.1 and 9, this Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and assigns of the Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and, with respect to Section 9 hereof, the holders of Warrant Shares, and shall be enforceable by any such holder or the holder of Warrant Shares.

14.5	Amendment

This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

14.6	Severability

Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall only be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant.

14.7	Headings

The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

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14.8	Governing Law

This Warrant shall be governed by the laws of the State of Delaware, without regard to the provisions thereof relating to conflicts of law.

14.9	Disputes

In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the securities or other property deliverable upon exercise of this Warrant, the Company shall promptly issue and deliver to the Holder the securities or other properties that are not in dispute..

In Witness Whereof, the Company has caused this Warrant to be duly executed by its duly authorized Chief Financial Officer.

Dated: January 14, 2008

Axion Power International, Inc.

By:
Thomas Granville
Chief Executive Officer

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EXHIBIT A

SUBSCRIPTION FORM

[To be executed only upon exercise of Warrant]

The undersigned registered owner of this Warrant irrevocably exercises this Warrant for the purchase of __________ shares of Common Stock of Axion Power International, Inc. and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant and requests that certificates for the shares of Common Stock hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to whose address is

and, if such shares of Common Stock shall not include all of the shares of Common Stock issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the shares of Common Stock issuable hereunder be delivered to the undersigned.

(Name of Registered Owner)

(Signature of Registered Owner)

(Street Address)

(City) (State) (Zip Code)

Notice: The signature on this subscription must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.

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EXHIBIT B

ASSIGNMENT FORM

For Value Received the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under this Warrant, with respect to the number of shares of Common Stock set forth below:

Name and Address of Assignee	No. of Shares of Common Stock

and does hereby irrevocably constitute and appoint

attorney-in-fact to register such transfer on the books of Axion Power International, Inc. maintained for the purpose, with full power of substitution in the premises.

Dated: ____________________

(Name of Registered Owner)

(Signature of Registered Owner)

Notice: The signature on this assignment must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.

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EXHIBIT D

Common Stock Purchase Warrant

THIS COMMON STOCK PURCHASE WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT, THE RULES AND REGULATIONS THEREUNDER OR THE PROVISIONS OF THIS COMMON STOCK PURCHASE WARRANT.

Number of Shares of Common Stock: 2,380,952

COMMON STOCK PURCHASE WARRANT

To Purchase Common Stock of

AXION POWER INTERNATIONAL, INC.

THIS IS TO CERTIFY THAT The Quercus Trust, or its registered assign, is entitled, at any time from the Issuance Date (as hereinafter defined) to the first to occur of (i) the Expiration Date (as hereinafter defined) or (ii) the Early Expiration Date (as hereinafter defined), to purchase from Axion Power International, Inc., a Delaware corporation (the “Company”), 2,380,952 shares of Common Stock (as hereinafter defined and subject to adjustment as provided herein), in whole or in part, including fractional parts, at a purchase price of $2.60 per share (subject to adjustment as provided herein, the “Exercise Price”), all on the terms and conditions and pursuant to the provisions hereinafter set forth.

This Warrant is issued pursuant, and the Holder is entitled to the benefits of, to that certain Securities Purchase Agreement dated as of January 14, 2008 by and between The Quercus Trust and the Company (the “Securities Purchase Agreement”). Capitalized terms used herein without definition are used with the definitions assigned thereto in such Securities purchase Agreement.

1.   DEFINITIONS

As used in this Common Stock Purchase Warrant (this “Warrant”), the following terms shall have the respective meanings set forth below:

“Business Day” shall mean any day that is not a Saturday or Sunday or a day on which banks in New York City, New York are required or permitted to be closed in the City of New York.

“Issuance Date” shall mean April 8, 2008.

“Commission” shall mean the Securities and Exchange Commission or any other federal agency then administering the Securities Act and other federal securities laws.

“Common Stock” shall mean (except where the context otherwise indicates) the Common Stock, par value $0.001 per share, of the Company as constituted on the Issuance Date, and any capital stock into which such Common Stock may thereafter be changed, and shall also include (i) capital stock of the Company of any other class (regardless of how denominated) issued to the holders of shares of Common Stock upon any reclassification thereof which is also not preferred as to dividends or assets over any other class of stock of the Company and which is not subject to redemption and (ii) shares of common stock of any successor or acquiring Company received by or distributed to the holders of Common Stock of the Company in the circumstances contemplated by Section 4.5.

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“Convertible Securities” shall mean options, evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable, with or without payment of additional consideration in cash or property, for shares of Common Stock, either immediately or upon the occurrence of a specified date or a specified event.

“Exchange Act ” shall mean the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

“Exercise Period” shall mean the period during which this Warrant is exercisable pursuant to Section 2.1.

“Expiration Date” shall mean April 7, 2013.

“Fundamental Corporate Change” shall have the meaning set forth in Section 4.5.

“Holder” shall mean the Person in whose name the Warrant or Warrant Shares set forth herein is registered on the books of the Company maintained for such purpose.

“Market Price” shall mean, on any date of determination, (i) the closing price of a share of Common Stock on such day as reported on the principal Trading Market on which the Common Stock is listed or traded, or (ii) if the Common Stock is not listed on a Trading Market, the closing bid price for a share of Common Stock on such day in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not then listed or quoted on the OTC Bulletin Board, the closing bid price for a share of Common Stock on such day in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices).

“Other Property” shall have the meaning set forth in Section 4.5.

“Person” shall mean any individual, sole proprietorship, partnership, joint venture, trust, incorporated organization, association, Company, institution, public benefit Company, entity or government (whether federal, state, county, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof).

“Securities Act” shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Trading Day” means (i) a day on which the Common Stock is traded on a Trading Market, or (ii) if the Common Stock is not listed on a Trading Market, a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not then quoted on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then the term “Trading Day” shall mean a Business Day.

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“Trading Market” means whichever of the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, or the Nasdaq Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

“Transfer” shall mean any disposition of any Warrant or Warrant Shares or of any interest in either thereof, which would constitute a sale thereof within the meaning of the Securities Act.
“Warrant Shares” shall mean the shares of Common Stock issued or issuable to the Holder of this Warrant upon the exercise thereof.
“Warrants” shall mean this Warrant and all warrants issued upon transfer, division or combination of, or in substitution for, any thereof. All Warrants shall at all times be identical as to terms and conditions and date, except as to the number of shares of Common Stock for which they may be exercised.
2.EXERCISE OF WARRANT
2.1Manner of Exercise

From and after the Issuance Date and until 5:00 p.m., Eastern Standard Time, on the Expiration Date, the Holder may exercise this Warrant, on any Business Day, for all or any part of the number of shares of Common Stock purchasable hereunder.

In order to exercise this Warrant, in whole or in part, the Holder shall surrender this Warrant to the Company at its principal office at 1601 Clover Lane, New Castle Pennsylvania, 16105 or at the office or agency designated by the Company pursuant to Section 12, together with a written notice of the Holder’s election to exercise this Warrant, which notice shall specify the number of shares of Common Stock to be purchased, and shall be accompanied by payment of the Exercise Price in cash or wire transfer or cashier’s check drawn on a United States bank. Such notice shall be substantially in the form of the subscription form appearing at the end of this Warrant as Exhibit A, duly executed by the Holder or his agent or attorney. Upon receipt of the items referred to above, the Company shall, as promptly as practicable, execute or cause to be executed and deliver or cause to be delivered to the Holder a certificate or certificates representing the aggregate number of full shares of Common Stock issuable upon such exercise, together with cash in lieu of any fraction of a share, as hereinafter provided. The stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as the Holder shall request in the notice and shall be registered in the name of the Holder or, subject to Section 9, such other name as shall be designated in the notice. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and the Holder or any other Person so designated to be named therein shall be deemed to have become the holder of record of such shares for all purposes, as of the date the notice, together with the cash or check or wire transfer of funds and this Warrant is received by the Company as described above and all taxes required to be paid by the Holder, if any, pursuant to Section 2.2 p rior to the issuance of such shares have been paid, provided that if the Warrant is exercised in connection with a merger, reorganization or other Fundamental Corporate Change, such exercise may be made conditional upon the consummation of such event. If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased shares of Common Stock called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant, or, at the request of the Holder, appropriate notation may be made on this Warrant and the same returned to the Holder. Notwithstanding any provision herein to the contrary, the Company shall not be required to register shares in the name of any Person who acquired this Warrant (or part hereof) or any Warrant Shares otherwise than in accordance with this Warrant.

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2.2  Payment of Taxes and Charges

All shares of Common Stock issuable upon the exercise of this Warrant pursuant to the terms hereof shall be validly issued, fully paid and nonassessable, freely tradable and without any preemptive rights. The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issuance or delivery thereof, unless such tax or charge is a tax on income imposed by law upon the Holder, in which case such taxes or charges shall be paid by the Holder.

2.3  Fractional Shares

The Company shall not be required to issue a fractional share of Common Stock upon exercise of any Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the Market Price per share of Common Stock as of the date of exercise of the Warrant giving rise to such fraction of a share.

2.4  Cashless Exercise During Period of Default

Notwithstanding any other provision contained herein to the contrary, from and after the first anniversary of the Closing Date and so long as the Company is required under the registration rights provisions of the Securities Purchase Agreement to have effected the registration of the Warrant Shares for resale to the public pursuant to a Registration Statement (as such term is defined in the Securities Purchase Agreement), if (a) the Warrant Shares have not been registered to permit their unrestricted resale to the public; and (b) the lack of registration is due to a breach by the Company of the registration rights provisions of the Securities Purchase Agreement (a “Registration Default”) , the Warrantholder may elect to receive, wit hout the payment by the Warrantholder of the aggregate Warrant Price in respect of the shares of Common Stock to be acquired, shares of Common Stock of equal value to the value of this Warrant, or any specified portion hereof, by the surrender of this Warrant (or such portion of this Warrant being so exercised) together with a Net Issue Election Notice, in the form annexed hereto as Appendix A with appropriate modification to reflect such Net Issue Election, duly executed, to the Company. Thereupon, the Company shall issue to the Warrantholder such number of fully paid, validly issued and nonassessable shares of Common Stock as is computed using the following formula:

X=Y(A-B)
A

where

X = the number of shares of Common Stock to which the Warrantholder is entitled upon such cashless exercise;

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Y = the total number of shares of Common Stock covered by this Warrant for which the Warrantholder has surrendered purchase rights at such time for cashless exercise (including both shares to be issued to the Warrantholder and shares as to which the purchase rights are to be canceled as payment therefore);

A = the “Market Price” of one share of Common Stock as at the date the net issue election is made; and

B = the Warrant Price in effect under this Warrant at the time the net issue election is made.

2.5  Buy-In

If at any time when the a Registration Statement is in effect with respect to the Warrant Shares, as provided for by the Securities Purchase Agreement, (a) a certificate representing the Warrant Shares is not delivered to the Warrantholder within three (3) Business Days of the due exercise of this Warrant by the Warrantholder and (b) prior to the time such certificate is received by the Warrantholder, the Warrantholder, or any third party on behalf of the Warrantholder or for the Warrantholder’s account, purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Warrantholder of shares represented by such certificate (a “Buy-In”), then the Company shall pay in cash to the Warrantholder (for costs incurred either directly by such Warrantholder or on behalf of a third party) the amount by which the total purchase price paid for Common Stock as a result of the Buy-In (including brokerage commissions, if any) exceeds the proceeds received by such Warrantholder as a result of the sale to which such Buy-In relates. The Warrantholder shall provide the Company written notice indicating the amounts payable to the Warrantholder in respect of the Buy-In.

3.  TRANSFER, DIVISION AND COMBINATION

3.1  Transfer

Subject to compliance with Section 9, transfer of this Warrant and all rights hereunder, in whole or in part, shall be registered on the books of the Company to be maintained for such purpose, upon surrender of this Warrant at the principal office of the Company referred to in Section 2.1 or the office or agency designated by the Company pursuant to Section 12, together with a written assignment of this Warrant substantially in the form of Exhibit B hereto duly executed by the Holder or his agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall, subject to Section 9, execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be canceled. A Warrant, if properly assigned in compliance with Section 9, may be exercised by a new Holder for the purchase of shares of Common Stock without having a new warrant issued.

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3.2  Division and Combination

Subject to Section 9, this Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office or agency of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or his agent or attorney. Subject to compliance with Sections 3.1 and 9, as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

3.3  Expenses

The Company shall prepare, issue and deliver at its own expense (other than transfer taxes) the new Warrant or Warrants under this Section 3.

3.4  Maintenance of Books

The Company agrees to maintain, at its aforesaid office or agency, books for the registration and the registration of transfers of the Warrants.

4.    ADJUSTMENTS

The number of shares of Common Stock for which this Warrant is exercisable, or the price at which such shares may be purchased upon exercise of this Warrant, shall be subject to adjustment from time to time as set forth in this Section 4. The Company shall give the Holder notice of any event described below which requires an adjustment pursuant to this Section 4 at the time of such event.

4.1  Stock Dividends, Subdivisions and Combinations

If at any time the Company shall:

(a) declare or pay to the holders of its Common Stock a dividend payable in, or other distribution of, shares of Common Stock or in Convertible Securities;

(b) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock; or

(c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock;

then (i) the number of shares of Common Stock for which this Warrant is exercisable immediately after the occurrence of any such event shall be adjusted to equal the number of shares of Common Stock which a record holder of the same number of shares of Common Stock for which this Warrant is exercisable immediately prior to the occurrence of such event would own or be entitled to receive after the occurrence of such event, and (ii) the then-current Exercise Price shall be adjusted to equal (A) the then-current Exercise Price multiplied by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of shares for which this Warrant is exercisable immediately after such adjustment.

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4.2  Certain Other Distributions

If at any time the Company shall declare or pay to the holders of its Common Stock any dividend or other distribution of:

(a) cash;

(b) any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever (other than cash, Convertible Securities or additional shares of Common Stock); any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever (other than cash, Convertible Securities or additional shares of Common Stock);

then, upon exercise of this Warrant, the Holder shall be entitled to receive such dividend or distribution as if the Holder had exercised this Warrant prior to the record date for such dividend or distribution. A reclassification of the Common Stock (other than a change in par value, or from par value to no par value or from no par value to par value) into shares of Common Stock and shares of any other class of stock shall be deemed a distribution by the Company to the holders of its Common Stock of such shares of such other class of stock within the meaning of this Section 4.2 and, if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of Section 4.1.

4.3  Dilutive Issuances

If at any time after the Issuance Date the Company shall issue or sell shares of Common Stock or Convertible Securities (other than (i) securities issued or issuable in Excluded Issuances or (ii) shares of Common Stock issued as a result of a dividend or other distribution on the Common Stock payable in Common Stock or (iii) a subdivision of outstanding shares of Common Stock), without consideration or for a consideration per share less than $2.60 per share the Exercise Price shall be reduced, concurrently with such issue, as provided herein. If such dilutive sale or issuance occurs prior to the date on which the Registration Statement covering the Warrant Shares is declared effective, the Exercise Price shall be reduced to a price equal to the price at which such shares of Common Stock are issued (or, in the case of Convertible Securities, the price at which the Common Stock issuable upon the exercise. conversion or exchange of such Convertible Securities is deemed issued as hereinafter provided). If such dilutive sale or issuance occurs on or after to the date on which the Registration Statement covering the Warrant Shares is declared effective, the Exercise Price shall be reduced to a price (calculated to the nearest cent) (i) determined in accordance with the following formula:

P1 Q1 + P2 Q2
New Exercise Price =         ________________
Q1 + Q2

where:

P1 =	Applicable Exercise Price in effect immediately prior to such new issue or sale.
Q1 =
Number of shares of Common Stock outstanding plus the number of shares of Common Stock issuable upon conversion or exercise of Convertible Securities outstanding immediately prior to such new issue or sale.

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P2 =	100% of the weighted average price per share of Common Stock received or deemed by the Company upon such new issue or sale.
Q2 =	Number of shares of Common Stock issued or sold, or deemed to have been issued, in the subject transaction.

For purposes of this Section 4.3, upon the sale or issuance of Convertible Securities, the maximum number of shares of Common Stock issuable upon the exercise, conversion or exchange of such Convertible Securities (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) shall be deemed to be issued as of the time of such issue or sale and the consideration deemed received for such shares of Common Stock shall be the consideration actually received by the Company for the issue of such Convertible Securities plus the minimum additional consideration to be received by the Company upon the full exercise, conversion or exchange of such Convertible Securities. Insofar as any consideration received, or to be received, by the Company consists of property other than cash, such consideration shall be computed at the fair value thereof at the time of such issue or sale, as determined in good faith by the Board.

4.4   Other Provisions Applicable to Adjustments under this Section

The following provisions shall be applicable to the making of adjustments of the number of shares of Common Stock for which this Warrant is exercisable and the current Exercise Price provided for in this Section 4:

(a)  When Adjustments to be Made. The adjustments required by this Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

(b) Fractional Interests. In computing adjustments under this Section 4, fractional interests in Common Stock shall be taken into account to the nearest 1/10th of a share.

(c) When Adjustment not Required. If the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to the holders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

4.5  Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets

In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another Person (where the Company is not the survivor or where there is a change in or distribution with respect to the Common Stock of the Company), or sell, convey, transfer or otherwise dispose of all or substantially all its property, assets or business to another Person, or effectuate a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of (each, a “Fundamental Corporate Change”) and, pursuant to the terms of such Fundamental Corporate Change, shares of common stock of the successor or acquiring Company, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring Company (“Other Property”), are to be received by or distributed to the holders of Common Stock, then the Holder shall have the right thereafter to receive, upon exercise of the Warrant, such number of shares

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of common stock of the successor or acquiring Company or of the Company, if it is the surviving Company, and Other Property as is receivable upon or as a result of such Fundamental Corporate Change by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such Fundamental Corporate Change. In case of any such Fundamental Corporate Change, the successor or acquiring company (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Warrant to be performed and observed by the Company and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined by resolution of the Board) in order to provide for adjustments of shares of Common Stock for which this Warrant is exercisable which shall be as nearly equivalent as practicable to the adjustments provided for in this Section 4. For purposes of this Section 4.5, “common stock of the successor or acquiring company” shall include stock of such company of any class which is not preferred as to dividends or assets over any other class of stock of such company and which is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon a specified date or upon the happening of a specified event, and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this Section 4.5 shall similarly apply to any successive Fundamental Corporate Change of the successor company.

4.6  Sale of the Company for Cash

Notwithstanding the provisions of Section 4. 6, in the event of a Fundamental Corporate Change in which all of the holders of Common Stock of the Company receive cash in exchange for their shares of Common Stock, the Holder shall be entitled to receive, upon surrender and cancellation of this Warrant, (a) cash in an amount equal to fair market value of this Warrant (determined using BlackScholes analytic methods) immediately prior to the effective time of such Fundamental Corporate Change, provided that such payment does not exceed the amount of the exercise price of the Warrant then in effect, and (b) if the payment contemplated by Subsection (a) would exceed the amount of the exercise price of the Warrant than in effect, then cash in an amount per share for the number of Shares subject to this Warrant equal to the fair market value of one share of Common Stock immediately prior to the effective time of such Fundamental Corporate Change, less the per share Exercise Price then in effect..

4.7  Other Action Affecting Common Stock

In case at any time or from time to time the Company shall take any action in respect of its Common Stock, other than any action described in this Section 4, or any other event occurs, which would have a materially adverse effect upon the rights of the Holder, the number of shares of Common Stock and/or the purchase price thereof shall be adjusted in such manner as may be equitable in the circumstances, as determined in good faith by the Board of Directors of the Company.

4.8  Certain Limitations

Notwithstanding anything herein to the contrary, the Company agrees not to enter into any transaction which, by reason of any adjustment hereunder, would cause the Exercise Price to be less than the par value per share of Common Stock.

5.  NOTICES TO THE HOLDER

5.1  Notice of Adjustments

Whenever the number of shares of Common Stock for which this Warrant is exercisable, or whenever the price at which a share of such Common Stock may be purchased upon exercise of the

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Warrants, shall be adjusted pursuant to Section 4, the Company shall forthwith prepare a certificate to be executed by the chief financial officer of the Company setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated (including a description of the basis on which the Board of Directors of the Company determined the fair value of any evidences of indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights referred to in Section 4.2 or 4.5), specifying the number of shares of Common Stock for which this Warrant is exercisable and (if such adjustment was made pursuant to Section 4.2 or 4.5) describing the number and kind of any other shares of stock or Other Property for which this Warrant is exercisable, and any change in the p urchase price or prices thereof, after giving effect to such adjustment or change. The Company shall promptly cause a signed copy of such certificate to be delivered to the Holder in accordance with Section 14.2. The Company shall keep, along with the transfer register maintained in accordance with Section 3.4, copies of all such certificates and cause the same to be available for inspection at said office during normal business hours by the Holder or any prospective purchaser of a Warrant designated by the Holder.

5.2  Notice of Corporate Action

If at any time:

(a) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right; or

(b) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another Company; or

(c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of such cases, the Company shall give to Holder (i) at least 10 days’ prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 10 days’ prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Stock shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up. Each such written notic e shall be sufficiently given if addressed to the Holder at the last address of the Holder appearing on the books of the Company and delivered in accordance with Section 14.2.

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6. NO IMPAIRMENT

The Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant, and (c) use its best efforts to obtain all such authoriz ations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

Upon the request of the Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form satisfactory to the Holder, the continuing validity of this Warrant and the obligations of the Company hereunder.

7.  RESERVATION AND AUTHORIZATION OF COMMON STOCK

From and after the Issuance Date, the Company shall at all times reserve and keep available for issuance upon the exercise of Warrants such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of all outstanding Warrants. All shares of Common Stock which shall be so issuable, when issued upon exercise of any Warrant and payment therefor in accordance with the terms of such Warrant, shall be duly and validly issued and fully paid and nonassessable and not subject to preemptive rights.

Before taking any action which would cause an adjustment reducing the then-current Exercise Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of such Common Stock at such adjusted Exercise Price.

Before taking any action which would result in an adjustment in the number of shares of Common Stock for which this Warrant is exercisable or in the then-current Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

8. TAKING OF RECORD; STOCK AND WARRANT TRANSFER BOOKS

In the case of all dividends or other distributions by the Company to the holders of its Common Stock with respect to which any provision of Section 4 refers to the taking of record of such holders, the Company will in each case take such a record and will take such record as of the close of business on a Business Day. The Company will not at any time, except upon dissolution, liquidation or winding up of the Company, close its stock transfer books or Warrant transfer books so as to result in preventing or delaying the exercise or transfer of any Warrant.

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9.  RESTRICTIONS ON TRANSFERABILITY

The Warrants and the Warrant Shares shall not be transferred, hypothecated or assigned before satisfaction of the conditions specified in the legend affixed to the first page of this Warrant, which conditions are intended, in part, to ensure compliance with the provisions of the Securities Act with respect to the Transfer of any Warrant or any Warrant Shares. The Holder, by acceptance of this Warrant, agrees to be bound by the provisions of this Section 9.

10. SUPPLYING INFORMATION

The Company shall cooperate with the Holder in supplying such information as may be reasonably necessary for the Holder to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of an exemption from the Securities Act for the sale of any Warrant or Warrant Shares.

11.  LOSS OR MUTILATION

Upon receipt by the Company from the Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Warrant and indemnity reasonably satisfactory to it (it being understood that the written agreement of the Holder shall be sufficient indemnity), and in case of mutilation upon surrender and cancellation hereof, the Company will execute and deliver in lieu hereof a new Warrant of like tenor to the Holder; provided, in the case of mutilation no indemnity shall be required if this Warrant in identifiable form is surrendered to the Company for cancellation.

12.  OFFICE OF THE COMPANY

As long as any of the Warrants remain outstanding, the Company shall maintain an office or agency (which may be the principal executive offices of the Company) where the Warrants may be presented for exercise, registration of transfer, division or combination as provided in this Warrant.

13.  LIMITATION OF LIABILITY

No provision hereof, in the absence of affirmative action by the Holder to purchase shares of Common Stock, and no enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of the Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company. Nothing in the foregoing shall be construed in any manner to limit or deny the liability of a Holder in any other capacity, including, without limitation, as a director of the Company.

14.  MISCELLANEOUS

14.1 Nonwaiver

No course of dealing or any delay or failure to exercise any right hereunder on the part of the Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or  remedies. No waiver by the Holder of any right hereunder on any one occasion shall operate as a waiver of such right on any other occasion.

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14.2     Notice Generally

Except as may be otherwise provided herein, any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section prior to 6:30 p.m. (Little Rock time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Business Day or later than 6:30 p.m. (Little Rock time) on any Business Day, (c) the Business Day following the date of transmission, if sent by a nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be the same as provided in the Securities Purchase Agreement; or such other address as may be designated in writing hereafter, in the same manner, by such addressee.

14.3     Remedies

The Holder in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under Section 2 of this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of Section 2 of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

14.4     Successors and Assigns

Subject to the provisions of Sections 3.1 and 9, this Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and assigns of the Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and, with respect to Section 9 hereof, the holders of Warrant Shares, and shall be enforceable by any such holder or the holder of Warrant Shares.

14.5     Amendment

This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

14.6     Severability

Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall only be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant.

14.7     Headings

The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

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14.8     Governing Law

This Warrant shall be governed by the laws of the State of Delaware, without regard to the provisions thereof relating to conflicts of law.

14.9     Disputes

In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the securities or other property deliverable upon exercise of this Warrant, the Company shall promptly issue and deliver to the Holder the securities or other properties that are not in dispute..

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its duly authorized Chief Financial Officer.

Dated: April 8, 2008

AXION POWER INTERNATIONAL, INC. By: /s/ Thomas Granville Thomas Granville Chief Executive Officer

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EXHIBIT A

SUBSCRIPTION FORM

[To be executed only upon exercise of Warrant]

The undersigned registered owner of this Warrant irrevocably exercises this Warrant for the purchase of shares of Common Stock of Axion Power International, Inc. and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant and requests that certificates for the shares of Common Stock hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to whose address is

and, if such shares of Common Stock shall not include all of the shares of Common Stock issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the shares of Common Stock issuable hereunder be delivered to the undersigned.

(Name of Registered Owner)

(Signature of Registered Owner)

(Street Address)

(City)                  (State)                                                    (Zip Code)

Notice: The signature on this subscription must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.

A-1

EXHIBIT B

ASSIGNMENT FORM

FOR VALUE RECEIVED the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under this Warrant, with respect to the number of shares of Common Stock set forth below:

Name and Address of Assignee	No. of Shares of Common Stock

and does hereby irrevocably constitute and appoint

attorney-in-fact to register such transfer on the books of Axion Power International, Inc. maintained for the purpose, with full power of substitution in the premises.

Dated:________________________________

(Name of Registered Owner)

(Signature of Registered Owner)

Notice: The signature on this assignment must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.

B-1